2004 Annual Report

AutoZone



04047862



AutoZoners always put customers first


25th
1979
2004
AutoZone

2004 marks
AutoZone's 25th Silver Anniversary,
something we are very proud of here at
AutoZone. Year after year we are determined to grow
our company while providing the best in customer service
and satisfaction. We will continue to provide the best quality
products for our customers, guaranteeing satisfaction, as we will
continue to be our most demanding critics.

At AutoZone, we establish targets to focus on our customers,
AutoZoners and shareholders. We believe we need to do things
differently and innovatively every day in order to drive improved
results. We are determined to test new ideas in every area of
our business.

At AutoZone we are relentlessly creating
the most exciting Zone for
vehicle solutions!

1979


Auto Shack

We opened our very first Auto Shack in Forrest City, AR. Doc Crain was the first store manager. Today, we have more than 3,400 AutoZone stores nationwide.

1985



Doc Crain coined the term WITTDTJR (What It Takes To Do The Job Right!).

1986



We gave our first Extra Miler Award to Memphis store manager Darron Reitherford. We still recognize AutoZoners who go the extra mile for their customers. Today, thousands of AutoZoners wear their Extra Miler pins with pride.

1987



We changed our name from Auto Shack to AutoZone.

1991


NYSE

Our stock, NYSE symbol AZO, made its debut on the New York Stock Exchange. We also became the first auto parts retailer to register customer warranties in a national computer database.

1998



We experienced unprecedented growth by acquiring nearly 800 stores from other auto parts retailers. The AutoZone presence expanded to 38 states. We also opened our first store outside the United States in Nuevo Laredo, Mexico.

1999


LARGEST CORPORATIO
FORTUNE
2004

We made the Fortune 500 list (at 456) for the first time. Today AutoZone ranks 331 overall.

2002



AutoZoners developed a network of "hub and satellite" stores to get product to the customer faster, to eliminate lost sales and to have more product in the market area while reducing inventory investment.

2003


AUTO SERVIC EXPERTS

Two leaders in the automotive industry—AutoZone the leader in aftermarket auto parts and Midas a leader in automotive repair—established a relationship where AutoZone distributes to U.S. Midas locations.

2004


NASCAR.
AutoZone
ELITE DIVISION

AutoZone became the title sponsor of the NASCAR AutoZone Elite Division. With a dedicated audience of DIYers, the sport offers an opportunity to draw new customers to our stores.

Letter to Shareholders: Page 2

CEO Steve Odland highlights the Company's accomplishments in F2004 and reviews AutoZone's ongoing strategic priorities.


AutoZone

U.S. Retail: Page 6

AutoZone stores hold the #1 position in the $35 billion* Do-It-Yourself (DIY) automotive aftermarket segment with a market share of just over 13%. With 3,420 company-owned and operated stores across all 48 of the continental United States, our goal is to grow our market share while optimizing long-term shareholder value.

F2004 Highlights: By opening a net 201 new stores, completing several hundred store refreshes and introducing more proprietary merchandise lines, the Company continues to be the destination for DIYers looking for the right part at the right price.



AutoZone Commercial: Page 10

#3 position in the $48 billion* Do-It-For-Me (DIFM) automotive aftermarket segment, AutoZone has a mere 1.5% market share. With so much opportunity in this segment, the Company's focus is to drive more customer traffic through the integrated selling of quality products with rapid delivery and an integrated software solution, ALLDATA.

F2004 Highlights: By opening a net 268 new programs, completing the Midas integration, and expanding the suite of services offered by ALLDATA, the Company aims to be the place to buy parts for all professional technicians.



AutoZone de Mexico: Page 14

With 63 stores across northern Mexico, F2004 continued to mark important milestones for the Mexican business. Besides opening 14 new locations during the year, the Centro de Apoyo a Tiendas opened in Monterrey marking a second Store Support Center for the AutoZone family. With an estimated retail automotive aftermarket size of $5 billion** and over 16 million vehicles, Mexico continues to offer a wonderful development opportunity for the Company.

F2004 Highlights: By opening 14 new stores, getting the new in-country distribution center up and running, and cutting the ribbon on a new Store Support Center in Monterrey, Mexico continues to prove the AutoZone brand travels well across borders.

The Financial Performance Zone: Page 17



☐ 3,420 U.S. Stores Across All 48 Continental United States

☐ 63 Mexico Stores Across 6 Mexican States

*2004/2005 AAIA Factbook

**AAIA Global Aftermarket Trends—Mexico 2003

AZO
LISTED
NYSE.

2004 Financial Highlights

(Dollars in millions, except per share data)	2000	2001[1]	2002	2003	2004
	Fiscal Year Ended August				
Selected Financial Data					
Net Sales	$4,483	$4,818	$5,326	$5,457	$5,637
Operating Profit	512	388	771	918	999
Diluted Earnings per Share	2.00	1.54	4.00	5.34	6.56
After-Tax Return on Invested Capital	12.9%	13.4%[2]	19.8%	23.4%	25.1%
Same Store Sales Growth	+5%	+4%	+9%	+3%	0%
Operating Margin	11.4%	8.0%	14.5%	16.8%	17.7%
Cash Flow from Operations	$ 506	$ 467	$ 736	$ 721	$ 638

(1) Fiscal year 2001 includes $157 million of pre-tax restructuring and impairment charges.

(2) Excludes the impact of the restructuring and impairment charges recorded in fiscal year 2001.


Sales (Dollars in Billions)
$6
5
4
3
2
1
0
Fiscal
'00
'01
'02
'03
'04


Diluted Earnings Per Share
$7.00
6.00
5.00
4.00
3.00
2.00
1.00
0
Fiscal
'00
'01
'02
'03
'04


F2004 Sales by Strategic Priority
U.S. Retail – 84%
Commercial – 13%
Mexico / Other – 3%



"We are focused on operating the Company to profitably grow sales, efficiently deploy capital, and optimize long-term shareholder value while maintaining the highest levels of ethics."



WE SUPPORT
PROFESSIONAL CERTIFICATION
AUTOMOTIVE
SERVICE
EXCELLENCE

ASE certifications validate the depth of our AutoZoners' knowledge and experience. It assures our customers that we offer trustworthy advice, and we know our parts and products.

Dear Customers, AutoZoners and Shareholders:

Fiscal 2004 was another record year for AutoZone. We continued our string of reporting record earnings and earnings per share since becoming a public company back in 1991.

- We opened 201 net new stores in the U.S. and 14 new stores in Mexico;
- We grew our Commercial business 11% on top of 26% last year;
- We continued to improve our levels of service by almost doubling over the last two years the number of ASE-certified employees we have to help our customers with their needs; and
- We continued to expand the reach of our proprietary brands across product categories throughout the store.

Three years ago, we established a mission to increase shareholder value from its already high levels. We conducted extensive business analysis, developed a long-term strategic plan, and then implemented a series of operating plans.

The leadership of these plans continues to be driven by our CEO team (pictured on pages 4 & 5), comprised of the roughly 40 officers of the Company. As part of our new future, the CEO team created a vision for the Company: "Relentlessly creating the most exciting Zone for vehicle solutions!" This aspirational vision continues to drive us toward greater heights, as it exemplifies everything we have achieved and continue to strive toward.

AutoZone priorities

We established back in 2001 three priorities for our business:

- *Profitably expand the U.S. Retail business;*
- *Develop the U.S. Commercial business;*
- *Develop our business in Mexico.*

U.S. Retail: continuing to be our #1 priority

AutoZone's core business is built on supporting the Do-It-Yourself (DIY) customer, which according to the Automotive Aftermarket Industry Association is over $35 billion in size and has grown at a compound annual growth rate of 4.3% over the past five years.* Equally important is the estimated $60 billion* of routine maintenance that goes undone each year. We continue to see this as a great opportunity

**2004/2005 AAIA Factbook*

to grow sales and, at the same time, to educate our customers about the opportunity to maintain their vehicles, improve safety, reduce breakdowns, increase fuel efficiency and reduce the risk of larger, more expensive repairs later.



Steve Odland
Chairman, President, and CEO
Customer Satisfaction

We launched a new advertising campaign, "Get in the Zone," capitalizing on the strength of the AutoZone brand name. This past year we've supplemented our ongoing radio campaign with new television campaigns. We continue to try new things and change things up to catch our customers' attention. In addition, we significantly increased our advertising on Spanish language radio and television.

How have we fared? Simply put, wonderfully. We have taken U.S. Retail sales from $4.1 billion a year to over $4.7 billion in just 3 years. We now have 3,420 stores, as of August 28, 2004, in all 48 Continental United States delivering what has been and will continue to be the cornerstone of our business: Great Customer Service. Today, we have almost doubled the number of AutoZoners with ASE certification (Automotive Service Excellence) in our stores, as we will continue to focus on helping our customers complete the job right, the first time, with the right parts, at the right price!

While continuing to utilize radio and television to promote the "Get in the Zone" campaign, we have also begun to utilize circulars to reach our customers. We signed on to become the title-sponsor of the NASCAR/AutoZone Elite Division Racing Series to reach a dedicated audience of DIYers who today help make the sport the second most watched sport on television. AutoZone was proud to become this past year the sponsor of the AutoZone Liberty Bowl annual college football game.


AutoZone
LIBERTY
BOWL

We continued to introduce more proprietary product lines into our stores where we feel we can create the sole destination for some of America's most trusted automotive brands: Valucraft, Duralast, and Duralast Gold. These introductions have allowed us to expand our Good/Better/Best product assortment across more merchandise categories, while at the same time extend our position as price leader in the industry.

We have begun to refresh our older AutoZone stores to make them even more productive profit machines. The act of refreshing stores entails not only improvements to the physical appearance, it also can involve resetting the merchandise layout to create an opportunity for similar merchandise categories to be located in close proximity.

We have also introduced our pay-on-scan initiative (POS) and made progress toward our goal of achieving 100% Accounts Payable to Inventory, thereby reducing working capital tied up in the business and allowing for more innovative products in the stores with a reduced level of risk. Today, our AP to Inventory ratio sits at 92%.

"The definition of insanity is doing the same thing over and over, and expecting different results."

—Attributed to Benjamin Franklin

We have learned a tremendous amount. We will not stop trying, and we will learn from our mistakes and capitalize on our wins. We will continue to keep the pedal down and never just do the same thing over and over.








40 Members of the CIO team make it all happen














Our goal continues to be to optimize shareholder value. We started three years ago with a Return on Invested Capital (ROIC) of 13%, and I'm proud to tell our shareholders we finished 2004 at over 25%.

Commercial: continued significant growth opportunities

The other part of the vehicle repair and maintenance business is the Commercial or Do-It-For-Me (DIFM) market. This market is estimated by the AAIA to be over $47 billion annually*, and growing at a five-year compound annual growth rate of 4.5%.* AutoZone is far newer to this market than the DIY segment, and has grown its revenues to approximately $750 million annually from over $400 million back in 2001!

We expanded the program from 1,400 stores back in 2001 to over 2,200 stores today.

We hired Commercial Specialists in our stores dedicated to our professional technician customers to help them with their needs.

We hired an outside sales force of about 150 AutoZoners to call on both current and prospective professional customers to expand selling opportunities.

We developed 118 Hub stores and connected them to our satellite network over the last 3 years in order to fulfill the critical parts needs of both our DIFM and DIY customers. These stores allow us to provide the most expeditious delivery of quality parts to replenish satellites and to service repair technicians.

We created strategic alliances with large Commercial customers who have recognized the critical advantages AutoZone has in this sector: a national store footprint, an extensive parts selection, a speedy 30-minute or less delivery window, and consistent, low prices on parts across the entire country.

Finally, we have ALLDATA. It is *the* premier provider of automotive diagnostic and repair information to the professional technician. With over 50,000 subscribers today, and an opportunity to expand the offering into a full suite of service products, this software provides us a valuable competitive advantage in the continued development of this professional installer market.

2004/2005 AAIA Factbook

Our leadership team is comprised of about 40 talented individuals. We could not have accomplished so much in such a short period of time without the energy and leadership of this entire group. This team will not rest on its past accomplishments. We owe it to our customers, fellow AutoZoners, and Shareholders to seek to continually push the boundaries in order to optimize long-term value.





AutoZone has significant opportunity to gain market share in a segment where the top three players are estimated to hold only a 17% market share! Additionally, in our ongoing efforts to maximize shareholder value, Commercial is highly accretive to our ROIC as it requires little capital investment, and leverages AutoZone's pre-existing stores and distribution system.*

Mexico: consistent growth, future potential

Our third priority continues to be the development of stores in Mexico. We have grown from 6 stores back in 2000 to 63 stores as of the end of fiscal 2004. We now have opened both an in-country distribution center in Nuevo Laredo and a new store support center in Monterrey, Mexico to support our growth. The opportunity in Mexico continues to be driven by a higher average age of vehicles on the road than in the U.S. and a fragmented competitive base. Our stores in Mexico are unique to the Mexican automotive aftermarket landscape as most competition is poorly capitalized and dedicated to very specific lines of products and services. Our customers have embraced the AutoZone culture and, as in the U.S., look to our stores as their one-stop destination for all their vehicle solutions.









We will continue to open stores in Mexico over time.





We will focus on investments that exceed a 15% after-tax return on invested capital

This past year we generated over $500 million in cash flow before share repurchases versus $399 million back in fiscal 2001, while almost doubling our return on capital to an industry-leading 25.1%. Additionally, since the inception of the share buyback program, the Company has repurchased over half its outstanding shares at an average cost of $45. We have maintained our debt relative to our cash flow, and continue to be one of the only investment-grade-credit companies in our industry.





F2004 was not an easy year from a sales perspective. We saw our comp store sales performance slow as customers became challenged in the last quarter by the higher price of gasoline. But, despite this, we maintained customer service and delivered increased profitability.





In summary, we proudly are the clear leader in an exciting and growing industry. We will continue to push to profitably grow sales. We have a clear plan for the future and a strong team to execute it. We are focused on operating AutoZone to take care of our customers and AutoZoners, and optimize long-term shareholder value at the highest level of ethics and corporate governance.





Best regards,





Steve Odland
Chairman, President, and Chief Executive Officer
Customer Satisfaction










rustworthy Advice
FREE
LOAN-A-TOOL
SERVICE
Money Orders
Sold Here


Through 3,420 stores in all 48 continental United States, AutoZoners helped to generate over $4.7 billion in retail sales in F2004. Our AutoZoners, who provide trustworthy advice day in and day out, differentiate us from the competition. With extensive product knowledge and the pledge to "go the extra mile," we're helping people across the country by providing vehicle solutions every day.

Get in the Zone!

U.S. Retail

With $4.7 billion in sales, we are the largest company-owned and operated player in the industry. Moreover, we continue to set the standard for the highest average sales per store and sales per square foot, and the greatest operating margin and return on invested capital in the industry—well outpacing our peers. Although #1 in the marketplace, we only have a 13 percent share of the growing $35 billion do-it-yourself market.* With over 218 million registered vehicles in the United States, an aging car population and an estimated $60 billion in unperformed annual maintenance,* we still have a lot of room to grow.

Importantly, AutoZoners have what it takes to pursue that growth—the desire to always deliver What It Takes To Do The Job Right (WITTDTJR). In-store, curbside and on-line, AutoZone stores are equipped to help customers with all their automotive needs. Our dedicated customer service staff and ASE-certified specialists are second to none in providing trustworthy advice. Inside our stores, inventories are tailored to surrounding car populations. Vibrant displays and new products keep our stores fresh and exciting, as we strive to create the most exciting Zone for vehicle solutions for DIYers across the country.

**2004/2005 AAIA Factbook*


Duralast

Customers First

"Relentlessly creating the most exciting Zone for vehicle solutions!"



With the support of dedicated AutoZoners across 2,200 stores and all 48 states, we ach eved approximately $750 million in sales this past year by becoming an important supplier in the growing $48 billion* do-it-for-me (DIFM) commercial aftermarket segment. With the ability to quickly deliver products the professional technician wants, we help our customers perform at their highest levels.



The Complete Solution!™
AutoZone Commercial

Recognizing the unique growth opportunity before us, the last few years we have focused intently on building our commercial business. We supply professional technicians with a comprehensive line of quality parts sourced directly from our AutoZone stores and delivered with unparalleled agility. By taking advantage of our full-assortment inventory, the national reach of our retail stores and our efficient supply chain, we can service the largest chains and the smallest "up and down the street" repair shops—offering each consistent service, quality and one-stop parts shopping.

We also offer ALLDATA, the most comprehensive electronic diagnostic and repair software available to automotive technicians today. By creating the industry's most efficient supply chain, we have distinguished our commercial business as a growing and competitive supplier. Although we're the #3 player in the commercial aftermarket today, through superior service and products, our goal is to become first call for professional technicians everywhere.

**2004/2005 AAIA Factbook*

Outstanding Service


Chris
CARMAX

Our Pledge

"AutoZoners always put customers first.
We know our parts and products.
Our stores look great! And, we've got
the best merchandise at the right price."




ALLDATA

The Right Part, the Right Price, the Right Time!

The Commercial business is AutoZone's number two vehicle for growth. At only 13% of total Company revenues, the business can equal our Retail business over the very long run. In an extremely fragmented industry, AutoZone brings something unique to its Commercial customers. We are the only national player capable of consistent service and support across 48 states through our network of Company-owned stores.

We will continue to evolve ALLDATA to make its integrated shop management suite of products capable of simplifying a shop owner's business. We believe by offering systems for customers capable of ordering what is needed and a supply chain able to get the right product delivered at the appropriate time, we will differentiate ourselves in the eyes of our customers.

We look forward to a bright Commercial future.

An Expanding Zone



GUNK
ENGINE BRITE
FRENOS
CONT. 2 PARES


With 63 stores in Mexico, a new Store Support Center in Monterrey, and a dedicated in-country distribution facility, AutoZone de Mexico is continuing to grow its market share in the $5 billion* Mexican retail aftermarket segment. With over 16 million cars,* averaging almost 17 years in age,* Mexico will offer growth for AutoZone for years to come.

¡Su supertienda de autopartes!

AutoZone de Mexico

Our Mexico stores are very similar to their U.S. counterparts. Further proof of how well the brand travels, our customers are treated to the same industry-leading customer service that has grown to be expected across more than 3,400 U.S. stores.

But it doesn't stop there. Ever since we introduced the most exciting Zone for vehicle solutions to Mexico, we have been delighting Mexican customers. With millions of older-aged vehicles and a shortage of full-service competitors, our selling concept has been warmly embraced.

Two years ago we opened our first distribution center in Mexico. This year a major milestone was achieved when our new Store Support Center was opened in Monterrey. This is an opportunity to begin to centralize our support staff in one location within Mexico. This will help us develop unique products and services for our customers in Mexico.

We are excited about our opportunities in Mexico and look forward to continued growth.

**AAIA Global Aftermarket Trends—Mexico 2003*


After-Tax Return on Invested Capital
Impact of restructuring and impairment charges
30%
25
20
15
10
5
0
Fiscal
'00
'01
'02
'03
'04


Operating Profit (Dollars in Millions)
Impact of restructuring and impairment charges
$1,000
800
600
400
200
0
Fiscal
'00
'01
'02
'03
'04


Operating Margin
Impact of restructuring and impairment charges
20%
15
10
5
0
Fiscal
'00
'01
'02
'03
'04


Accounts Payable to Inventory
100%
80
60
40
20
0
Fiscal
'00
'01
'02
'03
'04


Gross Margin to Sales Ratio
Impact of restructuring and impairment charges
50%
48
46
44
42
0
Fiscal
'00
'01
'02
'03
'04


Total Shares Outstanding (in Millions)
150
120
90
60
30
0
Fiscal
'00
'01
'02
'03
'04


Working Capital Investment (Dollars in Millions)
$250
200
150
100
50
0
-50
-100
Fiscal
'00
'01
'02
'03
'04

An interview with AutoZone's CFO, Mike Archbold

What were the highlights of F2004?

Financial highlights for F2004 include record earnings, earnings per share, and record return on invested capital.

Regarding our stores, we successfully opened a net 201 new AutoZone locations in F2004. This represented more substantial growth than in the past several years.

We also continued to develop our commercial program in F2004 as we marked the completion of the Midas integration effort. Our ability to support Midas' approximately 1,700 dealers across the U.S. with weekly deliveries, while continuing to deliver to our 3,400 stores, was a great accomplishment.

Was the Company satisfied with its same store sales growth?

We were not satisfied with same store sales, but we are never satisfied. We found ourselves challenged by some macro trends, like higher gasoline prices, that had a very real impact on consumer expenditures and our sales during our fourth quarter. Despite flat same store sales results for the year, we still increased earnings per share 23%.

What are AutoZone's prospects for F2005?

F2005 will be AutoZone's year for "WOW! Customer Service," and we've got to live up to that goal everyday. As our competition has improved and opened locations (often times right next to us), we must continue to provide our already industry-leading customer service to encourage everyone to "Get in the Zone" for their vehicle solutions. Trustworthy advice from our AutoZoners differentiates us from our competition.

Regarding our merchandising efforts in F2005, we will continue to improve our mix. As we refine our inventory efforts, we will be better able to service all our customers' needs. We will continue to focus on having the right part in the right place for all makes and models of vehicles.

How sustainable are your industry-leading operating margins, and what are your targets for F2005?

AutoZone continued its focus on category management initiatives and cost containment projects throughout F2004 to drive margins to record levels. While we are proud of our industry-leading margins, we are not fixated on a targeted margin. We are focused on optimizing shareholder value by executing initiatives that exceed our 15% after-tax internal rate of return goal. We expect these projects' ROIC, in their early years, to not achieve the overall Company ROIC. The important point is these initiatives easily exceed our cost of capital and create shareholder value.

What is our debt strategy?

We will continue to maintain our debt (including leases) in proportion to our cash flow. The metric the Company utilizes is 2.1x EBITDAR (earnings before interest, taxes, depreciation, amortization, and rent which we believe will continue to provide AutoZone with a strong investment grade rating and access to capital). Debt has a cheaper cost of capital than equity, and therefore, utilizing debt allows AutoZone to reduce its overall cost of capital.

How far can you take pay-on-scan?

Pay-on-scan (POS) is one more tool in our toolbox to reduce inventory risk. We expect the initiative to allow us to introduce more product into our stores with less risk of markdowns. Further, we believe it will improve the industry focus on increasing sales, while reducing working capital. Lastly, POS allows us to test new, innovative products with the ability to return those items that do not sell.

Why doesn't AutoZone give earnings guidance?

We don't give guidance because we are not managing the business to a specific target as that could actually inhibit performance. We will work to deliver our best results everyday.

What is AutoZone's view of corporate governance?

Simply put, AutoZoners equate practicing good corporate governance with always doing the right thing.

At AutoZone we expect employees to perform at the highest levels of ethics regarding all business decisions. AutoZone's primary goal is to optimize long-term shareholder value while adhering to the laws of jurisdictions where we operate and at all times observing the highest levels of ethical standards. We ask all AutoZoners to read and sign a Code of Conduct which embodies all rules regarding individual responsibilities, as well as responsibilities to AutoZone, the public and others.

Practicing good corporate governance also extends to the Board of Directors, who acting on behalf of all shareholders, should perform at the same high levels of ethical behavior as our corporate officers. In order to make sure there is adherence to these standards, the Board's Nominating and Corporate Governance Committee has established guidelines as to what skill sets are ideally suited by candidates to be potential board members. Individual directors should possess many personal characteristics, none more important than practicing the highest levels of integrity and accountability.

Selected Financial Data

(in thousands, except per share data and selected operating data)	Fiscal Year Ended August 2004[1]	2003[2]	2002[3]	2001[4]	2000
Income Statement Data					
Net sales	**$5,637,025**	$5,457,123	$5,325,510	$4,818,185	$4,482,696
Cost of sales, including warehouse and delivery expenses	**2,880,446**	2,942,114	2,950,123	2,804,896	2,602,386
Operating, selling, general and administrative expenses	**1,757,873**	1,597,212	1,604,379	1,625,598	1,368,290
Operating profit	**998,706**	917,797	771,008	387,691	512,020
Interest expense—net	**92,804**	84,790	79,860	100,665	76,830
Income before income taxes	**905,902**	833,007	691,148	287,026	435,190
Income taxes	**339,700**	315,403	263,000	111,500	167,600
Net income	**$ 566,202**	$ 517,604	$ 428,148	$ 175,526	$ 267,590
Diluted earnings per share	**$ 6.56**	$ 5.34	$ 4.00	$ 1.54	$ 2.00
Adjusted weighted average shares for diluted earnings per share	**86,350**	96,963	107,111	113,801	133,869
Balance Sheet Data[5]					
Current assets	**$1,755,757**	$1,671,354	$1,513,936	$1,395,240	$1,245,146
Working capital (deficit)	**(62,358)**	(90,572)	(83,443)	61,857	152,236
Total assets	**3,912,565**	3,766,826	3,541,599	3,499,241	3,391,584
Current liabilities	**1,818,115**	1,761,926	1,597,379	1,333,383	1,092,910
Debt	**1,869,250**	1,546,845	1,194,517	1,225,402	1,249,937
Stockholders' equity	**$ 171,393**	$ 373,758	$ 689,127	$ 866,213	$ 992,179
Selected Operating Data[5]					
Number of domestic auto parts stores at beginning of year	**3,219**	3,068	3,019	2,915	2,711
New stores	**202**	160	102	107	208
Replacement stores	**4**	6	15	16	30
Closed stores	**1**	9	53	3	4
Net new stores	**201**	151	49	104	204
Number of domestic auto parts stores at end of year	**3,420**	3,219	3,068	3,019	2,915
Number of Mexico auto parts stores at end of year	**63**	49	39	21	13
Number of total auto parts stores at end of year	**3,483**	3,268	3,107	3,040	2,928
Total domestic auto parts store square footage (000s)	**21,689**	20,500	19,683	19,377	18,719
Average square footage per domestic auto parts store	**6,342**	6,368	6,416	6,418	6,422
Increase in domestic auto parts store square footage	**6%**	4%	2%	4%	8%
Increase in domestic auto parts comparable store net sales	**0%**	3%	9%	4%	5%
Average net sales per domestic auto parts store (000s)	**$ 1,647**	$ 1,689	$ 1,658	$ 1,543	$ 1,517
Average net sales per domestic auto parts store square foot	**$ 259**	$ 264	$ 258	$ 240	$ 236
Total domestic employees at end of year	**48,294**	47,727	44,179	44,557	43,164
Inventory turnover[6]	**1.87x**	2.04x	2.25x	2.39x	2.32x
Net inventory turnover[7]	**20.34x**	16.40x	12.51x	10.11x	8.38x
After-tax return on invested capital[8]	**25.1%**	23.4%	19.8%	13.4%	12.9%
Net cash provided by operating activities	**$ 638,379**	$ 720,807	$ 736,170	$ 467,300	$ 505,610
Cash flow before share repurchases and changes in debt[9]	**$ 509,447**	$ 561,563	$ 726,159	$ 399,312	$ 272,029
Return on average equity	**208%**	97%	55%	19%	23%

(1) Fiscal 2004 operating results include $42.1 million in pre-tax gains from warranty negotiations with certain vendors and the change in classification of certain vendor funding to increase operating expenses and decrease cost of sales by $138.2 million in accordance with Emerging Issues Task Force Issue No. 02-16 ("EITF 02-16") regarding vendor funding, which was adopted during fiscal 2003.

(2) Fiscal 2003 operating results include $8.7 million in pre-tax gains from warranty negotiations, a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001, and a $4.6 million pre-tax gain as a result of the disposition of properties associated with the 2001 restructuring and impairment charges. *Fiscal 2003 was also impacted by the adoption of EITF 02-16, which decreased pre-tax earning by $10.0 million, increased* operating expenses by $52.6 million and decreased cost of sales by $42.6 million.

(3) 53 weeks. Comparable store sales, average net sales per domestic auto parts store and average net sales per store square foot for fiscal 2002 have been adjusted to exclude net sales for the 53rd week.

(4) Fiscal 2001 operating results include pre-tax restructuring and impairment charges of $156.8 million, or $0.84 per diluted share after tax.

(5) To conform to current year presentation, certain prior year amounts have been adjusted to reflect the impact of reclassifications on the consolidated statements of cash flows and the consolidated balance sheet. Prior presentations had netted certain amounts within accounts payable; these amounts have now been reclassified for all periods presented impacting reported cash and cash equivalents, accounts payable and accrued expenses.

(6) Inventory turnover is calculated as cost of sales divided by the average of the beginning and ending merchandise inventories, which excludes merchandise under pay-on-scan arrangements.

(7) Net inventory turnover is calculated as cost of sales divided by the average of the beginning and ending merchandise inventories, which excludes merchandise under pay-on-scan arrangements, less the average of the beginning and ending accounts payable.

(8) After-tax return on invested capital is calculated as after-tax operating profit (excluding rent and restructuring and impairment charges) divided by average invested capital (which includes a factor to capitalize operating leases). See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(9) Cash flow before share repurchases is calculated as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Quarterly Summary[1]

(unaudited)

(in thousands, except per share data)	Twelve Weeks Ended			Sixteen Weeks Ended
	November 22, 2003[2]	**February 14, 2004**	**May 8, 2004[2]**	**August 28, 2004[2]**
Net sales	**$ 1,282,040**	**$ 1,159,236**	**$ 1,360,022**	**$ 1,835,728**
Increase (decrease) in domestic comparable store sales	**2%**	**0%**	**2%**	**(3)%**
Gross profit	**613,090**	**564,311**	**676,187**	**902,991**
Operating profit	**215,105**	**168,526**	**251,321**	**363,755**
Income before income taxes	**194,845**	**146,604**	**229,411**	**335,042**
Net income	**$ 121,745**	**$ 91,654**	**$ 143,411**	**$ 209,392**
Basic earnings per share	**$ 1.37**	**$ 1.06**	**$ 1.71**	**$ 2.56**
Diluted earnings per share	**$ 1.35**	**$ 1.04**	**$ 1.68**	**$ 2.53**

(in thousands, except per share data)	November 23, 2002	February 15, 2003	May 10, 2003[3]	August 30, 2003[4]
Net sales	$1,218,635	$1,120,696	$1,288,445	$1,829,347
Increase in domestic comparable store sales	4%	2%	3%	3%
Gross profit	549,390	495,999	598,823	870,797
Operating profit	188,326	147,498	221,883	360,090
Income before income taxes	169,221	127,865	202,530	333,391
Net income	$ 104,911	$ 79,275	$ 125,977	$ 207,441
Basic earnings per share	$ 1.06	$ 0.81	$ 1.33	$ 2.32
Diluted earnings per share	$ 1.04	$ 0.79	$ 1.30	$ 2.27

(1) The sum of quarterly amounts may not equal the annual amounts reported due to rounding and due to per share amounts being computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

(2) The first, third and fourth quarters of fiscal 2004 include $16.0 million, $10.6 million, and $15.5 million, respectively, in pre-tax gains from warranty negotiations with certain vendors.

(3) The third quarter of fiscal 2003 includes a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001. The third quarter of fiscal 2003 also includes a $2.6 million pre-tax negative impact of the adoption of EITF 02-16 regarding vendor funding that resulted in an increase to operating expenses by $15.6 million and an increase to gross profit by $13.0 million.

(4) The fourth quarter of fiscal 2003 includes $8.7 million in pre-tax gains from warranty negotiations with certain vendors and a $4.6 million pre-tax gain as a result of the disposition of properties associated with the fiscal 2001 restructuring and impairment charges. The fourth quarter of fiscal 2003 also includes a $7.4 million pre-tax negative impact of the adoption of EITF 02-16 regarding vendor funding that resulted in an increase to operating expenses by $37.0 million and an increase to gross profit by $29.6 million.

We are the nation's leading specialty retailer of automotive parts and accessories, with most of our sales to our DIY customers. We began operations in 1979 and as of August 28, 2004, operated 3,420 auto parts stores in the United States and 63 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In many of our domestic stores we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. We also sell the ALLDATA brand automotive diagnostic and repair software. On the web at www.autozone.com, we sell diagnostic and repair information, auto and light truck parts, and accessories. We do not derive revenue from automotive repair or installation.

Results of Operations

Fiscal 2004 Compared with Fiscal 2003

For the year ended August 28, 2004, AutoZone reported sales of $5.637 billion compared with $5.457 billion for the year ended August 30, 2003, a 3.3% increase from fiscal 2003. This growth was driven by an increase in open stores and continued growth in our commercial sales program. At August 28, 2004, we operated 3,420 domestic auto parts stores and 63 in Mexico, compared with 3,219 domestic auto parts stores and 49 in Mexico at August 30, 2003. Retail DIY sales increased 1.9% and commercial sales increased 10.5% over prior year. Same store sales, or sales for domestic stores open at least one year, were flat during the year. ALLDATA and Mexico sales increased over prior year, contributing 0.4 percentage points of the total increase. Same store sales for domestic stores increased by 2% for the first three fiscal quarters, but were flat for the year due to a 3% decline during the fourth quarter. While our average ticket increased over prior year, the number of transactions with both our DIY and commercial customers deteriorated during the latter part of the year. This deterioration correlated with the sudden rise in gas prices. While gas prices have ebbed and flowed over time, this is the first time that we have seen statistical significance to reduced transactions at the store level. In addition to higher gas prices, it has been reported by the Federal Highway Administration that fewer miles were driven per vehicle, a key macro driver of our industry, for the latter part of our fiscal year.

Gross profit for fiscal 2004 was $2.757 billion, or 48.9% of net sales, compared with $2.515 billion, or 46.1% of net sales, for fiscal 2003. Fiscal 2004 benefited from $42.1 million in gains from warranty negotiations as compared to $8.7 million in warranty gains during fiscal 2003. Further benefiting gross profit was the adoption of Emerging Issues Task Force Issue No. 02-16 ("EITF 02-16") during fiscal 2003, which requires vendor funding to be classified as a reduction to cost of sales. Prior to the adoption of EITF 02-16, vendor funding was reflected as a reduction to operating, selling, general and administrative expenses. The adoption of EITF 02-16 increased gross profit by $138.2 million in fiscal 2004 and $42.6 million in fiscal 2003; and increased operating, selling, general and administrative expenses by $138.2 million in fiscal 2004 and $52.6 million in fiscal 2003. The remaining improvement in gross profit was driven by strategic pricing and change in product mix.

Operating, selling, general and administrative expenses for fiscal 2004 increased to $1.758 billion, or 31.2% of net sales, from $1.597 billion, or 29.3% of net sales for fiscal 2003. Fiscal 2003 benefited from a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001, and a $4.6 million pre-tax gain as a result of the disposition of properties associated with the 2001 restructuring and impairment charges. Drivers of current year expenses included the impact of EITF 02-16, the increase in the number of store refreshes and an increase in new store openings.

Interest expense, net for fiscal 2004 was $92.8 million compared with $84.8 million during fiscal 2003. This increase was primarily due to higher average borrowing levels over fiscal 2003. Average borrowings for fiscal 2004 were $1.8 billion, compared with $1.5 billion for fiscal 2003. Weighted average borrowing rates were 4.6% at August 28, 2004, compared to 4.4% at August 30, 2003.

Our effective income tax rate declined to 37.5% of pre-tax income for fiscal 2004 as compared to 37.9% for fiscal 2003.

Net income for fiscal 2004 increased by 9.4% to $566.2 million, and diluted earnings per share increased by 22.8% to $6.56 from $5.34 in fiscal 2003. The impact of the fiscal 2004 stock repurchases on diluted earnings per share in fiscal 2004 was an increase of approximately $0.20.

Fiscal 2003 Compared with Fiscal 2002

For the year ended August 30, 2003, AutoZone reported sales of $5.457 billion (52 weeks) compared with $5.326 billion (53 weeks) for the year ended August 31, 2002, a 2.5% increase from fiscal 2002. At August 30, 2003, we operated 3,219 domestic auto parts stores and 49 in Mexico, compared with 3,068 domestic auto parts stores and 39 in Mexico at August 31, 2002. Excluding sales from the extra week included in the prior year, sales were up 4.6% (see Reconciliation of Non-GAAP Financial Measures). Same store sales, or sales for domestic stores open at least one year, increased approximately 3% during the year, driven by an increase in commercial sales. The improvement in same store sales was due more to an increase in average dollars spent per transaction over the amounts in the same period of the prior year than an increase in transaction count. The balance of the 4.6% increase was due to new store sales for fiscal 2003 which contributed

1.9 percentage points of the increase; ALLDATA and Mexico sales which contributed 0.5 percentage points of the increase, while TruckPro sales in the prior year of $47.6 million reduced the increase by 0.9 percentage points.

Gross profit for fiscal 2003 was $2.515 billion, or 46.1% of net sales, compared with $2.375 billion, or 44.6% of net sales for fiscal 2002. This improvement was driven by $8.7 million in gains from warranty negotiations and the adoption of EITF 02-16 that reclassified $42.6 million in vendor funding to cost of sales. Prior to the adoption of EITF 02-16, vendor funding was reflected as a reduction to operating, selling, general and administrative expenses. Fiscal 2002 also benefited from $50.4 million in gross profit generated during the 53rd week of that year as compared to the 52 week fiscal 2003. The remaining improvements in gross profit and gross margin reflect the additive impact of new merchandise, a reduction in our product warranty expense, and the benefit of more strategic and disciplined pricing derived from our category management system.

Operating, selling, general and administrative expenses for fiscal 2003 decreased to $1.597 billion, or 29.3% of net sales, from $1.604 billion, or 30.1% of sales for fiscal 2002. The adoption of EITF 02-16 increased operating expenses during fiscal 2003 by $52.6 million due to the reclassification of vendor funding. Fiscal 2003 expenses were further impacted by a $4.6 million gain as a result of the disposition of properties associated with the fiscal 2001 restructuring and impairment charges and a $4.7 million gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001. The remaining decreases in operating, selling, general and administrative expenses reflect our relentless expense discipline, in particular, the leveraging of salaries and information technology spending during fiscal 2003.

Interest expense, net for fiscal 2003 was $84.8 million compared with $79.9 million during fiscal 2002. The increase in interest expense for fiscal 2003 was primarily due to higher levels of debt compared with the 2002 fiscal year. Weighted average borrowings for fiscal 2003 were $1.5 billion, compared with $1.3 billion for fiscal 2002; and, weighted average borrowing rates, excluding the impact of debt amortization and facility fees, remained relatively flat at 4.4% for both fiscal years.

AutoZone's effective income tax rate declined slightly to 37.9% of pre-tax income for fiscal 2003 as compared to 38.1% for fiscal 2002.

Net income for fiscal 2003 increased by 20.9% to $517.6 million, and diluted earnings per share increased by 33.5% to $5.34 from $4.00 reported for the year-ago period. The impact of the fiscal 2003 stock repurchases on diluted earnings per share in fiscal 2003 was an increase of $0.19.

Seasonality and Quarterly Periods

AutoZone's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per-store sales historically have been about 15% to 25% higher than in the slower months of December through February. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather. Over the longer term, the effects of weather balance out, as we have stores throughout the United States.

Each of the first three quarters of AutoZone's fiscal year consists of 12 weeks, and the fourth quarter consists of 16 weeks (17 weeks in fiscal 2002). Because the fourth quarter contains the seasonally high sales volume and consists of 16 weeks (17 weeks in fiscal 2002), compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 2004 represented 32.6% of annual sales and 37.0% of net income; the fourth quarter of fiscal 2003 represented 33.5% of annual net sales and 40.1% of net income; and the fourth quarter of fiscal 2002 represented 34.6% of annual net sales and 41.6% of net income. Fiscal 2002 consisted of 53 weeks, with the fiscal fourth quarter including 17 weeks. Accordingly, the fourth quarter of fiscal 2002 included the benefit of an additional week of net sales of $109.1 million and net income of $18.3 million.

Liquidity and Capital Resources

Net cash provided by operating activities was $638.4 million in fiscal 2004, $720.8 million in fiscal 2003 and $736.2 million in fiscal 2002. The primary source of our liquidity is our cash flows realized through the sale of automotive parts and accessories. Our new-store development program requires working capital, predominantly for inventories. The year-over-year change in accounts payable and accrued expenses was impacted by a $67.0 million decline in accrued warranty obligations related to the $42.1 million in gains from warranty negotiations with certain vendors and the settlement of warranty claims. These warranty negotiations have resulted in the shifting of the warranty liability to the vendors. During the past three fiscal years, we have improved our accounts payable to inventory ratio to 92% at August 28, 2004, from 90% at August 30, 2003, and 85% at August 31, 2002. Contributing to this improvement has been the year-over-year increase in vendor payables as a result of our ability to extend payment terms with our vendors. Prior to May 8, 2004, we had entered into arrangements with certain vendors and banks that, through our issuance of negotiable instruments to our vendors, the vendors could negotiate the instruments at attractive discount rates due to our credit rating. At May 8, 2004, we ceased the issuance of negotiable instruments under these arrangements. At August 28, 2004, and August 30, 2003, approximately $110.7 million and $212.5 million, respectively, were payable by us under these arrangements and are included in accounts payable in the accompanying consolidated balance sheets. The increase in merchandise inventories, required to support new-store development and sales growth, has largely been financed by our vendors, as evidenced by the higher accounts payable to inventory ratio. Contributing to this improvement is the use of pay-on-scan ("POS") arrangements with certain vendors. Under a POS arrangement, AutoZone will not purchase merchandise supplied by a vendor until that merchandise is ultimately sold to AutoZone's customers. Upon the sale of the merchandise to AutoZone's customers, AutoZone recognizes the liability for the goods and pays the vendor in accordance with the agreed-upon terms. Revenues under POS arrangements are included in net sales in the income statement. Since we do not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not included in our balance sheet. AutoZone has financed the repurchase of existing merchandise inventory by certain vendors in order to convert such vendors to POS arrangements. These receivables have durations up to 24 months and approximated $58.3 million at August 28, 2004. The $27.8 million current portion of these receivables is reflected in accounts receivable and the $30.5 million long-term portion is reflected as a component of other long-term assets. Merchandise under POS arrangements was $146.6 million at August 28, 2004, and we continue to actively negotiate with our vendors to increase the use of POS arrangements.

AutoZone's primary capital requirement has been the funding of its continued new store development program. From the beginning of fiscal 2002 to August 28, 2004, we have opened 443 net new auto parts stores. Net cash flows used in investing activities were $193.7 million in fiscal 2004, compared to $167.8 million in fiscal 2003, and $64.5 million in fiscal 2002. We invested $184.9 million in capital assets in fiscal 2004 compared to $182.2 million in fiscal 2003, and $117.2 million in fiscal 2002. New store openings in the U.S. were 202 for fiscal 2004, 160 for fiscal 2003, and 102 for fiscal 2002. During fiscal 2004, $11.4 million was invested in the acquisition of certain assets from a regional auto parts retailer. Seven stores related to this transaction were converted during fiscal 2004 to AutoZone stores, with the remaining five stores to be converted during fiscal 2005. The converted stores are included in our domestic store count upon opening as an AutoZone store. During fiscal 2002, we sold TruckPro, our heavy-duty truck parts subsidiary, which operated 49 stores, for cash proceeds of $25.7 million. Proceeds from capital asset disposals totaled $2.6 million for fiscal 2004, $14.4 million for fiscal 2003, and $25.1 million for fiscal 2002.

Net cash used in financing activities was $460.9 million in fiscal 2004, $530.2 million in fiscal 2003, and $675.4 million in fiscal 2002. The net cash used in financing activities is primarily attributable to purchases of treasury stock which totaled $848.1 million for fiscal 2004, $891.1 million for fiscal 2003, and $699.0 million for fiscal 2002. Net proceeds from the issuance of debt securities, including repayments on other debt and the net change in commercial paper borrowings, offset the increased level of treasury stock purchases by approximately $322.4 million in fiscal 2004 and by $329.8 million in fiscal 2003.

We expect to invest in our business consistent with historical rates during fiscal 2005, primarily related to our new store development program and enhancements to existing stores and systems. We expect to open approximately 200 new stores during fiscal 2005. In addition to the building and land costs, our new-store development program requires working capital, predominantly for non-POS inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required by expansion. We believe that we will be able to continue to finance much of our inventory requirements through favorable payment terms from suppliers.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate that we will be able to obtain such financing in view of our credit rating and favorable experiences in the debt markets in the past.

Credit Ratings: At August 28, 2004, AutoZone had a senior unsecured debt credit rating from Standard & Poor's of BBB+ and a commercial paper rating of A-2. Moody's Investors Service had assigned us a senior unsecured debt credit rating of Baa2 and a commercial paper rating of P-2. As of August 28, 2004, Moody's and Standard & Poor's had AutoZone listed as having a "negative" and "stable" outlook, respectively. If our credit ratings drop, our interest expense may increase; similarly, we anticipate that our interest expense may decrease if our investment ratings are raised. If our commercial paper ratings drop below current levels, we may have difficulty continuing to utilize the commercial paper market and our interest expense will increase, as we will then be required to access more expensive bank lines of credit. If our senior unsecured debt ratings drop below investment grade, our access to financing may become more limited.

Debt Facilities: We maintain $1.0 billion of revolving credit facilities with a group of banks. During fiscal 2004, these credit facilities replaced the previous $950 million of revolving credit facilities. Of the $1.0 billion, $300 million expires in May 2005. The remaining $700 million expires in May 2009. The portion expiring in May 2005 is expected to be renewed, replaced or the option to extend the maturity date of the then outstanding debt by one year will be exercised. The credit facilities exist primarily to support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, we had $380.7 million in available capacity under these facilities at August 28, 2004. The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the facility agreements) or a competitive bid rate at the option of the Company.

On October 16, 2002, we issued $300 million of 5.875% Senior Notes that mature in October 2012, with interest payable semi-annually on April 15 and October 15. A portion of the proceeds from these Senior Notes was used to prepay a $115 million unsecured bank term loan due December 2003, to repay a portion of the Company's outstanding commercial paper borrowings, and to settle interest rate hedges associated with the issuance and repayment of the related debt securities. On June 3, 2003, we issued $200 million of 4.375% Senior Notes. These Senior Notes mature in June 2013, and interest is payable semi-annually on June 1 and December 1. The proceeds were used to repay a portion of our outstanding commercial paper borrowings, to prepay $100 million of the $350 million unsecured bank loan due November 2004, and to settle interest rate hedges associated with the issuance of the debt securities.

As of August 30, 2003, long-term debt included approximately $30 million related to synthetic leases, with expiration dates in fiscal 2006, for a small number of our domestic stores. At August 30, 2003, we recognized the obligations under the lease facility and increased its property and long-term debt balances on our balance sheet by approximately $30 million. All obligations related to the synthetic leases were settled during fiscal 2004.

During November 2003, we issued $300 million of 5.5% Senior Notes due November 2015 and $200 million of 4.75% Senior Notes due November 2010. Interest under both notes is payable in May and November of each year. Proceeds were used to repay a $250 million bank term loan, $150 million in 6% Senior Notes and to reduce commercial paper borrowings. During November 2003, we settled all then outstanding interest rate hedge instruments, including interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

On August 17, 2004, we filed a shelf registration with the Securities and Exchange Commission that allows us to sell up to $300 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. All debt under this registration statement is planned to be issued in the first quarter of fiscal 2005. Based on this planned debt issuance, on March 31, 2004, we entered into a five-year forward-starting interest rate swap with a notional amount of $300 million with a settlement and an effective date in October 2004. The fair value of this swap was $4.6 million at August 28, 2004, and is reflected as a component of other assets.

We agreed to observe certain covenants under the terms of our borrowing agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage. All of the repayment obligations under our borrowing agreements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. Additionally, the repayment obligations may be accelerated if AutoZone experiences a change in control (as defined in the agreements) of AutoZone or its Board of Directors. As of August 28, 2004, the Company was in compliance with all covenants and we expect to remain in compliance with all covenants.

Stock Repurchases: As of August 28, 2004, the Board of Directors had authorized the Company to repurchase up to $3.9 billion of common stock in the open market. Such authorization includes the additional $600 million that was approved by the Board of Directors on March 17, 2004. From January 1998 to August 28, 2004, the Company has repurchased a total of 82.2 million shares at an aggregate cost of $3.675 billion. The Company repurchased 10.2 million shares of its common stock at an aggregate cost of $848.1 million during fiscal 2004, 12.3 million shares of its common stock at an aggregate cost of $891.1 million during fiscal 2003, and 12.6 million shares of its common stock at an aggregate cost of $698.9 million during fiscal 2002.

Financial Commitments: The following table shows AutoZone's obligations and commitments to make future payments under contractual obligations:

	Total	Payment Due by Period			
(in thousands)	Contractual Obligations	Less than 1 year	Between 1–3 years	Between 4–5 years	Over 5 years
Long-term debt[1]	$1,869,250	$525,100	$154,150	$190,000	$1,000,000
Operating leases[2]	847,883	130,115	221,161	143,241	353,366
Construction obligations	26,385	26,385	—	—	—
	$2,743,518	$681,600	$375,311	$333,241	$1,353,366

(1) Long-term debt balances represent principal maturities, excluding interest. At August 28, 2004, debt balances due in less than one year of $525.1 million are classified as long-term in our consolidated financial statements, as we have the ability and intention to refinance them on a long-term basis.
(2) Operating lease obligations include related interest.

We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above.

We have other liabilities reflected in our balance sheet, including deferred income taxes, pension and self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the financial commitments table due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable in 2005 that are included in current liabilities.

The following table shows AutoZone's other commitments which all have expiration periods of less than one year:

(in thousands)	Total Other Commitments
Standby letters of credit	$ 97,158
Surety bonds	10,799
	$107,957

Off-Balance Sheet Arrangements: The above table reflects the outstanding letters of credit and surety bonds as of August 28, 2004. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with them as the underlying liabilities are already reflected in our balance sheet. The letters of credit and surety bonds arrangements have automatic renewal clauses.

In conjunction with our commercial sales program, we offer credit to some of our commercial customers. The receivables related to the credit program are sold to a third party at a discount for cash with limited recourse. AutoZone has recorded a reserve for this recourse. At August 28, 2004, the receivables facility had an outstanding balance of $55.7 million and the balance of the recourse reserve was $0.8 million.

Restructuring and Impairment Charges

In fiscal 2001, AutoZone recorded restructuring and impairment charges of $156.8 million related to the planned closure of 51 domestic auto parts stores and the disposal of real estate projects in process and excess properties. The accrued obligations for restructuring charges, representing the remaining lease payments and other carrying charges of the closed stores under lease, totaled approximately $2.2 million at August 28, 2004, and $12.5 million at August 30, 2003. The original charges and activity in the restructuring accruals is described more fully in Note K in the notes to consolidated financial statements.

Value of Pension Assets

At August 28, 2004, the fair market value of AutoZone's pension assets was $102.4 million, and the related accumulated benefit obligation was $128.4 million. On January 1, 2003, our defined benefit pension plans were frozen. Accordingly, plan participants earn no new benefits under the plan formulas, and no new participants may join the plans. The material assumptions for fiscal 2004 are an expected long-term rate of return on plan assets of 8.0% and a discount rate of 6.5%. For additional information regarding AutoZone's qualified and non-qualified pension plans refer to Note I in the notes to consolidated financial statements.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46, as revised in December 2003, clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity's expected losses or residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called variable interest entities. FIN 46 applies immediately to variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied to periods ending after March 15, 2004. Our adoption did not have a significant impact on our consolidated financial position, operating results or cash flows.

Critical Accounting Policies

Product Warranties: Limited warranties on certain products that range from 30 days to lifetime warranties are provided to our customers by AutoZone or the vendors supplying our products. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded as a component of accrued expenses in our consolidated balance sheets. We periodically assess the adequacy of our recorded warranty liability and adjust the amount as necessary. During fiscal 2004 and 2003, we successfully negotiated with certain vendors to transfer warranty obligations to such vendors in order to minimize our warranty exposure resulting in credits to earnings.

Litigation and Other Contingent Liabilities: We have received claims related to and been notified that we are a defendant in a number of legal proceedings resulting from our business, such as employment matters, product liability claims and general liability claims related to our store premises. We calculate contingent loss accruals using our best estimate of our probable and reasonably estimable contingent liabilities, such as lawsuits and our retained liability for insured claims.

Vendor Allowances: AutoZone receives various payments and allowances from its vendors based on the volume of purchases or for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. Typically these funds are dependent on purchase volumes and advertising plans. The amounts to be received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales. These monies are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold.

Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. Such vendor funding arrangements that were entered into on or before December 31, 2002, were recognized as a reduction to operating, selling, general and administrative expenses when earned. However, for such vendor funding arrangements entered into or modified after December 31, 2002, AutoZone applied the new guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"). Accordingly, all vendor funds from arrangements entered into or modified after December 31, 2002, were recognized as a reduction to cost of sales as the inventories were sold.

This accounting pronouncement for vendor funding has not impacted the way AutoZone runs its business or its relationships with vendors. It does, however, require the deferral of certain vendor funding which is calculated based upon vendor inventory turns. Based on the timing of the issuance of the pronouncement and guidelines during fiscal 2003, we were precluded from adopting EITF 02-16 as a cumulative effect of a change in accounting principle. Our timing and accounting treatment of EITF 02-16 was not discretionary.

Impairments: In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we evaluate the recoverability of the carrying amounts of long-lived assets, such as property and equipment, covered by this standard whenever events or changes in circumstances dictate that the carrying value may not be recoverable. As part of the evaluation, we review performance at the store level to identify any stores with current period operating losses that should be considered for impairment. We compare the sum of the undiscounted expected future cash flows with the carrying amounts of the assets.

Under the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we perform an annual test of goodwill to compare the estimated fair value of goodwill to the carrying amount to determine if any impairment exists. We perform the annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments.

If impairments are indicated by either of the above evaluations, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. Such evaluations require management to make certain assumptions based upon information available at the time the evaluation is performed, which could differ from actual results.

Quantitative and Qualitative Disclosures About Market Risk

AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various financial instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by our Board of Directors. Further, we do not buy or sell financial instruments for trading purposes.

Interest Rate Risk: AutoZone's financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

AutoZone has utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. At August 28, 2004, we held a five-year forward-starting interest rate swap with a notional amount of $300 million. This swap has an October 2004 settlement and effective date to coincide with an anticipated debt transaction. It is expected that upon settlement of the agreement, the realized gain or loss will be deferred in other comprehensive income and reclassified to interest expense over the life of the underlying debt.

At August 30, 2003, we held an interest rate swap contract, which was settled in September 2003, to hedge $25 million of variable rate debt associated with commercial paper borrowings. At August 30, 2003, we also held treasury lock agreements with notional amounts of

$300 million and a forward-starting interest rate swap with a notional amount of $200 million. These agreements hedged the exposure to variability in future cash flows resulting from changes in interest rates prior to the November 2003 issuance of $300 million 5.5% Senior Notes due November 2015 and $200 million 4.75% Senior Notes due November 2010. The related gains on these transactions are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains are recognized in income as a decrease to interest expense in the period in which the related interest rates being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the interest rate being hedged, that ineffective portion is immediately recognized in income. During November 2003, we recognized $2.7 million in gains related to the ineffective portion of these agreements. The remaining gains realized upon the November 2003 settlement were deferred in other comprehensive income and are being reclassified to interest expense over the life of the underlying Senior Notes, resulting in effective interest rates of 4.86% on the $300 million issuance and 4.17% on the $200 million issuance.

During fiscal 2003, we also entered into and settled a forward-starting interest rate swap with a notional amount of $200 million, used to hedge the variability in future cash flows resulting from changes in interest rates prior to the issuance of $200 million 4.375% Senior Notes. The loss realized upon settlement was deferred in other comprehensive income and is being reclassified to interest expense over the life of the underlying Senior Notes, resulting in an effective interest rate of 5.65%. During fiscal 2003, all of our hedge instruments were determined to be highly effective, and no ineffective portion was recognized in income.

AutoZone reflects the current fair value of all interest rate hedge instruments on our consolidated balance sheets as a component of other assets. The fair values of the interest rate hedge instruments were $4.6 million at August 28, 2004 and were $41.6 million at August 30, 2003. Our outstanding hedge instrument was determined to be highly effective at August 28, 2004.

The fair value of our debt was estimated at $1.88 billion as of August 28, 2004, and $1.57 billion as of August 30, 2003, based on the quoted market prices for the same or similar debt issues or on the current rates available to AutoZone for debt of the same remaining maturities. Such fair value is greater than the carrying value of debt at August 28, 2004, by $11.1 million, and at August 30, 2003, by $27.3 million. We had $529.3 million of variable rate debt outstanding at August 28, 2004, and $556.8 million outstanding at August 30, 2003, both of which exclude the effect of any interest rate swaps designated and effective as cash flow hedges of such variable rate debt. At these borrowing levels for variable rate debt, a one percentage point increase in interest rates would have had an unfavorable impact on our pre-tax earnings and cash flows of $5.3 million in 2004 and $5.6 million in fiscal 2003, which excludes the effects of interest rate swaps. The primary interest rate exposure on variable rate debt is based on LIBOR. We had outstanding fixed rate debt of $1.34 billion at August 28, 2004, and $990.0 million at August 30, 2003. A one percentage point increase in interest rates would reduce the fair value of our fixed rate debt by $81.1 million at August 28, 2004 and by $47.0 million at August 30, 2003.

Fuel Price Risk: Fuel swap contracts utilized by us have not previously been designated as hedging instruments under the provisions of SFAS 133 and do not qualify for hedge accounting treatment, although the instruments were executed to economically hedge the consumption of diesel fuel used to distribute our products. Accordingly, mark-to-market gains and losses related to such fuel swap contracts are recorded in cost of sales as a component of distribution costs. As of August 28, 2004, the current month's fuel swap contract was outstanding with a settlement date of August 31, 2004. During fiscal 2004 and 2003, we entered into fuel swaps to economically hedge a portion of our diesel fuel exposure. These swaps were settled within a few days of each fiscal year end and had no significant impact on cost of sales for the 2004 or 2003 fiscal years.

Reconciliation of Non-GAAP Financial Measures

"Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information to analyze or compare our operations. Furthermore, our management and Compensation Committee of the Board of Directors use the abovementioned non-GAAP financial measures to analyze and compare our underlying operating results and to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: After-Tax Return on Invested Capital: The following table reconciles the percentages of after-tax return on invested capital, or "ROIC," both including and excluding the fiscal 2001 restructuring and impairment charges, to net income. After-tax return on invested capital is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in the "Selected Financial Data."

	Fiscal Year Ended August				
(in thousands, except per share and percentage data)	**2004**	2003	2002	2001	2000
Net income	**$ 566,202**	$ 517,604	$ 428,148	$ 175,526	$ 267,590
Adjustments:					
After-tax interest	**58,003**	52,686	49,471	61,560	47,241
After-tax rent	**73,086**	68,764	61,348	61,396	58,853
After-tax return	**697,291**	639,054	538,967	298,482	373,684
After-tax restructuring and impairment charges	**—**	—	—	95,822	—
After-tax return, excluding restructuring and impairment charges	**$ 697,291**	$ 639,054	$ 538,967	$ 394,304	$ 373,684
Average debt[1]	**$1,787,307**	$1,484,987	$1,329,077	$1,445,899	$1,182,055
Average equity[2]	**292,802**	580,176	802,289	879,912	1,149,104
Rent x 6[3]	**701,621**	663,990	594,192	602,382	574,290
Pre-tax invested capital	**2,781,730**	2,729,153	2,725,558	2,928,193	2,905,449
Average equity, excluding restructuring and impairment charges[4]	**—**	—	—	6,844	—
Pre-tax invested capital, excluding restructuring and impairment charges	**$2,781,730**	$2,729,153	$2,725,558	$2,935,037	$2,905,449
ROIC	**25.1%**	23.4%	19.8%	10.1%	12.9%
ROIC, before restructuring and impairment charges	**25.1%**	23.4%	19.8%	13.4%[5]	12.9%

(1) Average debt is equal to the average of our long-term debt measured at the end of the prior fiscal year and each of the 13 fiscal periods in the current fiscal year. Long-term debt (in thousands) was $888,340 at August 28, 1999.
(2) Average equity is equal to the average of our stockholders' equity measured at the end of the prior fiscal year and each of the 13 fiscal periods of the current fiscal year. Stockholders' equity (in thousands) was $1,323,801 at August 28, 1999.
(3) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital.
(4) Average equity at August 25, 2001 increased by $6.8 million as a result of excluding restructuring and impairment charges.
(5) ROIC excluding nonrecurring charges was presented as 14.3% in our Form 10-K for the fiscal year ended August 31, 2002, but has been revised to reflect a rolling 13-period average of debt and equity to conform with our current methodology for calculating ROIC.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt: The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in the "Selected Financial Data."

	Fiscal Year Ended August				
(in thousands)	**2004**	2003	2002	2001	2000
Net increase (decrease) in cash and cash equivalents	**$ (16,250)**	$ 22,796	$ (3,709)	$ 8,680	$ (6,299)
Less: Increase (decrease) in debt	**322,405**	352,328	(30,885)	(24,535)	361,597
Less: Share repurchases	**(848,102)**	(891,095)	(698,983)	(366,097)	(639,925)
Cash flow before share repurchases and changes in debt	**$ 509,447**	$ 561,563	$ 726,159	$ 399,312	$ 272,029

Reconciliation of Non-GAAP Financial Measure: Fiscal 2002 Results Excluding Impact of 53rd Week: The following table summarizes the favorable impact of the additional week of the 53 week fiscal year ended August 31, 2002.

(in thousands, except per share and percentage data)	Fiscal 2002 Results of Operations	Percent of Revenue	Unaudited Results of Operations for 53rd Week	Fiscal 2002 Results of Operations Excluding 53rd Week	Percent of Revenue
Net sales	$5,325,510	100.0%	$(109,079)	$5,216,431	100.0%
Cost of sales	2,950,123	55.4%	(58,688)	2,891,435	55.4%
Gross profit	2,375,387	44.6%	(50,391)	2,324,996	44.6%
Operating expenses	1,604,379	30.1%	(20,911)	1,583,468	30.4%
Operating profit	771,008	14.5%	(29,480)	741,528	14.2%
Interest expense, net	79,860	1.5%	—	79,860	1.5%
Income before taxes	691,148	13.0%	(29,480)	661,668	12.7%
Income taxes	263,000	5.0%	(11,210)	251,790	4.8%
Net income	$ 428,148	8.0%	$ (18,270)	$ 409,878	7.9%
Diluted earnings per share	$ 4.00		$ (0.17)	$ 3.83	

Consolidated Statements of Income

(in thousands, except per share data)	August 28, 2004 (52 Weeks)	August 30, 2003 (52 Weeks)	August 31, 2002 (53 Weeks)
	Year Ended		
Net sales	**$5,637,025**	$5,457,123	$5,325,510
Cost of sales, including warehouse and delivery expenses	**2,880,446**	2,942,114	2,950,123
Operating, selling, general and administrative expenses	**1,757,873**	1,597,212	1,604,379
Operating profit	**998,706**	917,797	771,008
Interest expense, net	**92,804**	84,790	79,860
Income before income taxes	**905,902**	833,007	691,148
Income taxes	**339,700**	315,403	263,000
Net income	**$ 566,202**	$ 517,604	$ 428,148
Weighted average shares for basic earnings per share	**84,993**	94,906	104,446
Effect of dilutive stock equivalents	**1,357**	2,057	2,665
Adjusted weighted average shares for diluted earnings per share	**86,350**	96,963	107,111
Basic earnings per share	**$ 6.66**	$ 5.45	$ 4.10
Diluted earnings per share	**$ 6.56**	$ 5.34	$ 4.00

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except per share data)	**August 28, 2004**	August 30, 2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 76,852**	$ 93,102
Accounts receivable	**68,372**	43,746
Merchandise inventories	**1,561,479**	1,511,316
Prepaid expenses and other current assets	**49,054**	19,194
Deferred income taxes	**—**	3,996
Total current assets	**1,755,757**	1,671,354
Property and equipment:		
Land	**538,920**	525,473
Buildings and improvements	**1,370,079**	1,325,759
Equipment	**574,882**	551,465
Leasehold improvements	**137,562**	125,592
Construction in progress	**87,694**	44,871
	2,709,137	2,573,160
Less: Accumulated depreciation and amortization	**919,048**	857,407
	1,790,089	1,715,753
Goodwill, net of accumulated amortization	**301,015**	294,348
Deferred income taxes	**—**	25,543
Other long-term assets	**65,704**	59,828
	366,719	379,719
	$3,912,565	$3,766,826
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$1,429,128**	$1,360,482
Accrued expenses	**310,880**	361,466
Income taxes payable	**72,096**	39,978
Deferred income taxes	**6,011**	—
Total current liabilities	**1,818,115**	1,761,926
Long-term debt	**1,869,250**	1,546,845
Other liabilities	**48,079**	84,297
Deferred income taxes	**5,728**	—
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, authorized 1,000 shares; no shares issued	**—**	—
Common stock, par value $.01 per share, authorized 200,000 shares; 89,393 shares issued and 79,628 shares outstanding in 2004 and 100,670 shares issued and 88,708 shares outstanding in 2003	**894**	1,007
Additional paid-in capital	**414,231**	410,962
Retained earnings	**580,147**	869,739
Accumulated other comprehensive loss	**(15,653)**	(37,297)
Treasury stock, at cost	**(808,226)**	(870,653)
Total stockholders' equity	**171,393**	373,758
	$3,912,565	$3,766,826

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended		
	August 28, 2004 (52 Weeks)	August 30, 2003 (52 Weeks)	August 31, 2002 (53 Weeks)
Cash flows from operating activities:			
Net income	**$ 566,202**	$ 517,604	$ 428,148
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	**106,891**	109,748	118,255
Amortization of debt origination fees	**4,230**	7,334	2,283
Income tax benefit realized from exercise of options	**24,339**	37,402	42,159
Gains from warranty negotiations	**(42,094)**	(8,695)	—
Changes in operating assets and liabilities:			
Deferred income taxes	**44,498**	65,701	28,483
Accounts receivable and prepaid expenses	**(26,101)**	(27,468)	(12,879)
Merchandise inventories	**(119,539)**	(135,732)	(168,150)
Accounts payable and accrued expenses	**60,154**	176,702	282,408
Income taxes payable	**32,118**	(3,460)	13,743
Other, net	**(12,319)**	(18,329)	1,720
Net cash provided by operating activities	**638,379**	720,807	736,170
Cash flows from investing activities:			
Capital expenditures	**(184,870)**	(182,242)	(117,239)
Acquisition	**(11,441)**	—	—
Proceeds from sale of business	**—**	—	25,723
Proceeds from disposal of capital assets	**2,590**	14,443	25,094
Notes receivable from officers	**—**	—	1,911
Net cash used in investing activities	**(193,721)**	(167,799)	(64,511)
Cash flows from financing activities:			
Net change in commercial paper	**254,400**	44,800	(162,247)
Proceeds from issuance of debt	**500,000**	500,000	150,000
Repayment of debt	**(431,995)**	(215,000)	(15,000)
Net proceeds from sale of common stock	**33,552**	45,303	55,676
Purchase of treasury stock	**(848,102)**	(891,095)	(698,983)
Settlement of interest rate hedge instruments	**32,166**	(28,524)	—
Other	**(929)**	14,304	(4,814)
Net cash used in financing activities	**(460,908)**	(530,212)	(675,368)
Net increase (decrease) in cash and cash equivalents	**(16,250)**	22,796	(3,709)
Cash and cash equivalents at beginning of year	**93,102**	70,306	74,015
Cash and cash equivalents at end of year	**$ 76,852**	$ 93,102	$ 70,306
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	**$ 77,871**	$ 77,533	$ 77,935
Income taxes paid	**$ 237,010**	$ 215,760	$ 178,417

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Notes Receivable	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 25, 2001	119,518	$1,195	$295,629	$(1,911)	$ 825,196	$ (5,308)	$(248,588)	$ 866,213
Net income					428,148			428,148
Foreign currency translation adjustment						(1,447)		(1,447)
Unrealized losses on derivatives						(4,848)		(4,848)
Comprehensive income								421,853
Repayments of notes receivable from officers				1,911				1,911
Purchase of 12,591 shares of treasury stock			298				(698,983)	(698,685)
Retirement of treasury stock	(12,000)	(120)	(23,280)		(279,203)		302,603	—
Sale of common stock under stock option and stock purchase plans	2,444	25	55,651					55,676
Tax benefit of exercise of stock options			42,159					42,159
Balance at August 31, 2002	109,962	1,100	370,457	—	974,141	(11,603)	(644,968)	689,127
Net income					517,604			517,604
Minimum pension liability net of taxes of $(18,072)						(29,739)		(29,739)
Foreign currency translation adjustment						(8,276)		(8,276)
Net gains on outstanding derivatives net of taxes of $15,710						25,856		25,856
Net losses on terminated/matured derivatives						(20,014)		(20,014)
Reclassification of net losses on derivatives into earnings						6,479		6,479
Comprehensive income								491,910
Purchase of 12,266 shares of treasury stock			1,111				(891,095)	(889,984)
Retirement of treasury stock	(11,000)	(110)	(43,120)		(622,006)		665,236	—
Sale of common stock under stock option and stock purchase plans	1,708	17	45,112				174	45,303
Tax benefit of exercise of stock options			37,402					37,402
Balance at August 30, 2003	100,670	1,007	410,962	—	869,739	(37,297)	(870,653)	373,758
Net income					566,202			566,202
Minimum pension liability net of taxes of $10,750						17,537		17,537
Foreign currency translation adjustment						(3,841)		(3,841)
Net gains on outstanding derivatives net of taxes of $1,740						2,900		2,900
Net gains on terminated/matured derivatives net of taxes of ($15,710)						6,226		6,226
Reclassification of derivative ineffectiveness into earnings						(2,701)		(2,701)
Reclassification of net losses on derivatives into earnings						1,523		1,523
Comprehensive income								587,846
Purchase of 10,194 shares of treasury stock							(848,102)	(848,102)
Retirement of treasury stock	(12,400)	(124)	(54,611)		(855,794)		910,529	—
Sale of common stock under stock option and stock purchase plans	1,123	11	33,541					33,552
Tax benefit of exercise of stock options			24,339					24,339
Balance at August 28, 2004	**89,393**	**$ 894**	**$ 414,231**	**$ —**	**$ 580,147**	**$ (15,653)**	**$(808,226)**	**$ 171,393**

See Notes to Consolidated Financial Statements.

Note A—Significant Accounting Policies

Business: AutoZone, Inc. and its wholly owned subsidiaries ("AutoZone" or the "Company") is principally a retailer of automotive parts and accessories. At the end of fiscal 2004, the Company operated 3,420 domestic auto parts stores in 48 states and the District of Columbia and 63 auto parts stores in Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. Many of the domestic stores have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. The Company also sells the ALLDATA brand automotive diagnostic and repair software. On the web, the Company sells automotive diagnostic and repair information and auto and light truck parts through www.autozone.com.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Reclassifications: To conform to current year presentation, certain prior year amounts have been reclassified within the consolidated statements of cash flows and the consolidated balance sheet. Prior year presentations had netted or included certain amounts within accounts payable; these amounts have now been reclassified for all periods presented impacting cash and cash equivalents, accounts payable and accrued expenses.

Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase. Excluded from cash equivalents are $20.1 million in investments in money market accounts at August 28, 2004, held by the Company's wholly-owned insurance captive that was established during fiscal 2004. These investments are included within the prepaid expenses and other current assets caption and are recorded at cost, which approximates market value, due to the short maturity of the investments.

Accounts Receivable: Accounts receivable consists of receivables from customers and vendors, including the current portion of long-term receivables from certain vendors.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's inventory balances are effectively maintained under the first-in, first-out method as the Company's policy is not to write up inventory for favorable LIFO adjustments, resulting in cost of sales being reflected at the higher amount. The cumulative balance of this unrecorded adjustment, which will be reduced upon experiencing price inflation on our merchandise purchases, was $158 million at August 28, 2004, and $102 million at August 30, 2003.

AutoZone has entered into pay-on-scan ("POS") arrangements with certain vendors, whereby AutoZone will not purchase merchandise supplied by a vendor until that merchandise is ultimately sold to AutoZone's customers. Title and certain risks of ownership remain with the vendor until the merchandise is sold to AutoZone's customers. Since the Company does not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not recorded on the Company's balance sheet. Upon the sale of the merchandise to AutoZone's customers, AutoZone recognizes the liability for the goods and pays the vendor in accordance with the agreed-upon terms. Although AutoZone does not hold title to the goods, AutoZone controls pricing and has credit collection risk and therefore, revenues under POS arrangements are included in net sales in the income statement. AutoZone has financed the repurchase of existing merchandise inventory by certain vendors in order to convert such vendors to POS arrangements. These receivables have durations up to 24 months and approximated $58.3 million at August 28, 2004. The $27.8 million current portion of these receivables is reflected in accounts receivable and the $30.5 million long-term portion is reflected as a component of other long-term assets. Merchandise under POS arrangements was $146.6 million at August 28, 2004.

Property and Equipment: Property and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 7 years; and leasehold improvements, 5 to 15 years, not to exceed the remaining lease term.

Impairment of Long-Lived Assets: In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company evaluates the recoverability of the carrying amounts of the assets covered by this standard annually and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. As part of the evaluation, the Company reviews performance at the store level to identify any stores with current period operating losses that should be considered for impairment. The Company compares the sum of the undiscounted expected future cash flows with the carrying amounts of the assets. If impairments are indicated, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. No significant impairment losses were recorded in the three years ended August 28, 2004.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill and is reflected net of $32.2 million in accumulated amortization as of August 28, 2004 and August 30, 2003. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of goodwill to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. No impairment losses were recorded in the three years ended August 28, 2004.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no instruments have been utilized to reduce this market risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. The Company complies with Statement of Financial Accounting Standards Nos. 133, 137, 138 and 149 (collectively "SFAS 133") pertaining to the accounting for these derivatives and hedging activities which require all such interest rate hedge instruments to be recognized on the balance sheet at fair value. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to Note B for additional disclosures regarding the Company's derivatives instruments and hedging activities.

Financial Instruments: The Company has financial instruments, including cash, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in Note E, while a discussion of the Company's fair values of its derivatives is included in Note B.

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition: The Company recognizes sales at the time the sale is made and the product is delivered to the customer.

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors based on the volume of purchases or for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. Typically, these funds are dependent on purchase volumes and advertising plans. The amounts to be received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales. These monies are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold.

Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. Such vendor funding arrangements, which were entered into on or before December 31, 2002, were recognized as a reduction to operating, selling, general and administrative expenses when earned. However, for such vendor funding arrangements entered into or modified after December 31, 2002, the Company applied the new guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"). Accordingly, all vendor funds from arrangements entered into or modified after December 31, 2002, were recognized as a reduction to cost of sales as the inventories were sold. As a result of the adoption of EITF 02-16, operating, selling, general and administrative expenses were approximately $138 million higher in fiscal 2004 and $53 million higher in fiscal 2003, while gross profit was approximately $138 million higher in fiscal 2004 and $43 million higher in fiscal 2003 than such amounts would have been prior to the accounting change.

Advertising expense was approximately $98.1 million in fiscal 2004, $32.5 million in fiscal 2003, and $17.5 million in fiscal 2002. Prior to the adoption of EITF 02-16 during fiscal 2003, vendor allowances for advertising were netted against advertising expense. The Company expenses advertising costs as incurred.

Warranty Costs: The Company or the vendors supplying its products provide its customers with limited warranties on certain products. Estimated warranty obligations for which the Company is responsible are provided at the time of sale of the product and are charged to cost of sales.

Shipping and Handling Costs: The Company does not generally charge customers separately for shipping and handling. The cost the Company incurs to ship products to the stores for delivery to the customer is included in cost of sales.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents. At this time, stock options are the Company's only common stock equivalents. Stock options that were not included in the diluted computation because they would have been anti-dilutive were 1.1 million shares at August 28, 2004.

Stock Options: At August 28, 2004, the Company has stock option plans that provide for the purchase of the Company's common stock by some of its employees and directors, which are described more fully in Note H. The Company accounts for those plans using the intrinsic-value-based recognition method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no stock-based employee compensation cost is reflected in net income, as options are granted under those plans at an exercise price equal to the market value of the underlying common stock on the date of grant. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed under SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting and has adopted only the disclosure requirements of SFAS 123. The following table illustrates the effect on net income and earnings per share had the Company applied the fair-value recognition provisions of SFAS 123 to stock-based employee compensation:

	Year Ended		
(in thousands, except per share data)	**August 28, 2004**	August 30, 2003	August 31, 2002
Reported net income	**$566,202**	$517,604	$428,148
Deduct total incremental stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effects	**16,518**	14,506	8,969
Pro forma net income	**$549,684**	$503,098	$419,179
Basic earnings per share:			
As reported	**$ 6.66**	$ 5.45	$ 4.10
Pro forma	**$ 6.46**	$ 5.30	$ 4.01
Diluted earnings per share:			
As reported	**$ 6.56**	$ 5.34	$ 4.00
Pro forma	**$ 6.36**	$ 5.20	$ 3.91

The effects of applying SFAS 123 and the results obtained through the use of the Black-Scholes option-pricing model in this pro forma disclosure are not necessarily indicative of future amounts. The weighted average fair value of the stock options granted was $28.07 per share during fiscal 2004, $24.59 per share during fiscal 2003 and $16.10 per share during fiscal 2002. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2004, 2003 and 2002:

	Year Ended		
	August 28, 2004	August 30, 2003	August 31, 2002
Expected price volatility	**37%**	38%	39%
Risk-free interest rates	**2.4%**	3.0%	2.4%
Expected lives in years	**3.8**	4.2	4.3
Dividend yield	**0%**	0%	0%

Recent Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46, as revised in December 2003, clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity's expected losses or residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called variable interest entities. FIN 46 applies immediately to variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied at the end of periods ending after March 15, 2004. The Company's adoption of FIN 46 did not have a significant impact on its consolidated financial position, operating results or cash flows.

Note 8—Derivative Instruments and Hedging Activities

AutoZone has utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. At August 28, 2004, the Company held a five-year forward-starting interest rate swap with a notional amount of $300 million. This swap has an October 2004 effective date to coincide with an anticipated debt transaction. During fiscal 2004, the related gains on this derivative are recorded in accumulated other comprehensive loss, net of income taxes and it is expected that upon settlement of the agreement, the realized gain or loss will be deferred in accumulated other comprehensive loss and reclassified to interest expense over the life of the underlying debt.

At August 30, 2003, the Company held an interest rate swap contract, which was settled in September 2003, to hedge $25 million of variable rate debt associated with commercial paper borrowings. At August 30, 2003, it also held treasury lock agreements with notional amounts of $300 million and a forward-starting interest rate swap with a notional amount of $200 million. These agreements hedged the exposure to variability in future cash flows resulting from changes in interest rates prior to the November 2003 issuance of $300 million 5.5% Senior Notes due November 2015 and $200 million 4.75% Senior Notes due November 2010. The related gains on these transactions are deferred in stockholders' equity as a component of accumulated other comprehensive loss. These deferred gains are recognized in income as a decrease to interest expense in the period in which the related interest rates being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the interest rate being hedged, SFAS 133 requires that the ineffective portion is to be immediately recognized in income. During November 2003, the Company recognized $2.7 million in gains related to the ineffective portion of these agreements. The remaining gains realized upon the November 2003 settlement were deferred in accumulated other comprehensive loss and are being reclassified to interest expense over the life of the underlying Senior Notes, resulting in effective interest rates of 4.86% on the $300 million issuance and 4.17% on the $200 million issuance.

During fiscal 2003, the Company also entered into and settled a forward-starting interest rate swap with a notional amount of $200 million, used to hedge the variability in future cash flows resulting from changes in interest rates prior to the issuance of $200 million 4.375% Senior Notes. The loss realized upon settlement was deferred in accumulated other comprehensive loss and is being reclassified to interest expense over the life of the underlying Senior Notes, resulting in an effective interest rate of 5.65%.

AutoZone reflects the current fair value of all outstanding interest rate hedge instruments in its consolidated balance sheets as a component of other assets. The fair values of the interest rate hedge instruments were $4.6 million at August 28, 2004 and $41.6 million at August 30, 2003. The Company's outstanding hedge instrument was determined to be highly effective at August 28, 2004.

The following table summarizes the fiscal 2004 and 2003 activity in accumulated other comprehensive loss as it relates to interest rate hedge instruments:

(in thousands)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated net losses as of August 31, 2002	$(10,445)	$ —	$(10,445)
Net gains on outstanding derivatives	41,566	(15,710)	25,856
Net losses on terminated/matured derivatives	(20,014)	—	(20,014)
Reclassification of net losses on derivatives into earnings	6,479	—	6,479
Accumulated net gains as of August 30, 2003	17,586	(15,710)	1,876
Net gains on outstanding derivatives	4,640	(1,740)	2,900
Net gains on terminated/matured derivatives	(9,484)	15,710	6,226
Reclassification of derivative ineffectiveness into earnings	(2,701)	—	(2,701)
Reclassification of net losses on derivatives into earnings	1,523	—	1,523
Accumulated net gains as of August 28, 2004	**$ 11,564**	**$ (1,740)**	**$ 9,824**

The Company primarily executes derivative transactions of relatively short duration with strong creditworthy counterparties. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to the terms of the derivative financial instruments, if any. Although there are no collateral requirements, if a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative agreements which allow for the legal right of offset of any amounts due to the Company from the counterparties with amounts payable, if any, to the counterparties by the Company. Management considers the risk of counterparty default to be minimal.

Note C—Accrued Expenses

Accrued expenses at August 28, 2004, and August 30, 2003, consisted of the following:

(in thousands)	**August 28, 2004**	August 30, 2003
Medical and casualty insurance claims	**$110,227**	$ 92,666
Accrued compensation and related payroll taxes	**83,650**	87,955
Property and sales taxes	**46,780**	44,371
Accrued interest	**23,041**	18,651
Accrued sales and warranty returns	**11,493**	78,482
Other	**35,689**	39,341
	$310,880	$361,466

The Company or the vendors supplying its products provide its customers limited warranties on certain products that range from 30 days to lifetime warranties. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded as a component of accrued expenses. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary resulting in income or expense recognition. The Company has successfully negotiated with certain vendors to transfer warranty obligations to such vendors in order to minimize the Company's warranty exposure resulting in credits to earnings of $42.1 million in fiscal 2004 and $8.7 million in fiscal 2003, and ongoing reductions in allowances received and claim settlements. Changes in the Company's accrued sales and warranty returns for the last three fiscal years consisted of the following:

	Year Ended		
(in thousands)	**August 28, 2004**	August 30, 2003	August 31, 2002
Balance, beginning of fiscal year	**$ 78,482**	$ 82,035	$ 63,467
Allowances received from vendors	**37,388**	116,808	109,498
Expense (income)	**(42,094)**	(25,522)	2,978
Claim settlements	**(62,283)**	(94,839)	(93,908)
Balance, end of fiscal year	**$ 11,493**	$ 78,482	$ 82,035

Note D—Income Taxes

The provision for income tax expense for each of the last three fiscal years consisted of the following:

	Year Ended		
(in thousands)	**August 28, 2004**	August 30, 2003	August 31, 2002
Current:			
Federal	**$268,013**	$219,699	$210,457
State	**27,189**	30,003	24,060
	295,202	249,702	234,517
Deferred:			
Federal	**41,532**	60,835	26,200
State	**2,966**	4,866	2,283
	44,498	65,701	28,483
	$339,700	$315,403	$263,000

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

	Year Ended		
(in thousands)	**August 28, 2004**	August 30, 2003	August 31, 2002
Expected tax at statutory rate	**$317,066**	$291,552	$241,902
State income taxes, net	**19,601**	22,665	17,123
Other	**3,033**	1,186	3,975
	$339,700	$315,403	$263,000

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	**August 28, 2004**	August 30, 2003
Net deferred tax assets:		
Domestic net operating loss and credit carryforwards	**$ 30,775**	$ 29,181
Foreign net operating loss and credit carryforwards	**8,597**	1,763
Insurance reserves	**23,584**	29,319
Warranty reserves	**2,558**	28,786
Closed store reserves	**4,437**	10,321
Minimum pension liability	**7,322**	18,072
Total deferred tax assets	**77,273**	117,442
Less: Valuation allowance	**(16,384)**	(14,329)
Net deferred tax assets	**60,889**	103,113
Deferred tax liabilities:		
Property and equipment	**25,000**	23,401
Inventory	**31,565**	27,997
Derivatives	**1,740**	15,710
Other	**14,323**	6,466
Deferred tax liabilities	**72,628**	73,574
Net deferred tax (liabilities) assets	**$ (11,739)**	$ 29,539

For the years ended August 28, 2004 and August 30, 2003, the Company had deferred tax assets of $9.4 million and $9.6 million from federal tax net operating loss carryforwards ("NOLs") of $26.9 million and $27.5 million, deferred tax assets of $11.4 million and $12.1 million from state tax NOLs of $465.5 million and $492.9 million, and deferred tax assets of $5.7 million and $1.8 million from foreign tax NOLs of $16.8 million and $5.2 million, respectively. These NOLs will expire between fiscal 2005 and fiscal 2022. The federal and state NOLs relate primarily to the acquisitions of ADAP (which had been doing business as "Auto Palace") and Chief Auto Parts, Inc. in fiscal 1998. The Company maintains an $8.6 million valuation allowance against certain federal and state NOLs subject to annual limitations resulting from its acquisition of ADAP, Inc. This valuation allowance was recorded as part of the ADAP, Inc. purchase accounting and, if reversed, will be allocated to goodwill. Additionally, the Company had deferred tax assets of $12.9 million at August 28, 2004, and $7.4 million at August 28, 2003, for federal, state, and Mexican income tax credit carryforwards. Certain tax credit carryforwards have no expiration date and others will expire in fiscal 2009 through fiscal 2014.

Note E—Financing

The Company's long-term debt as of August 28, 2004, and August 30, 2003, consisted of the following:

(in thousands)	**August 28, 2004**	August 30, 2003
5.875% Senior Notes due October 2012, effective interest rate of 6.33%	**$ 300,000**	$ 300,000
5.5% Senior Notes due November 2015, effective interest rate of 4.86%	**300,000**	—
4.75% Senior Notes due November 2010, effective interest rate of 4.17%	**200,000**	—
4.375% Senior Notes due June 2013, effective interest rate of 5.65%	**200,000**	200,000
6.5% Senior Notes due July 2008	**190,000**	190,000
7.99% Senior Notes due April 2006	**150,000**	150,000
6.0% Senior Notes due November 2003	**—**	150,000
Bank term loan due November 2004, variable interest rate of 2.26% at August 30, 2003	**—**	250,000
Commercial paper, weighted average interest rate of 1.6% at August 28, 2004, and 1.2% at August 30, 2003	**522,400**	268,000
Other	**6,850**	38,845
	$1,869,250	$1,546,845

The Company maintains $1.0 billion of revolving credit facilities with a group of banks. During fiscal 2004, these credit facilities replaced the previous $950 million of revolving credit facilities. Of the $1.0 billion, $300 million expires in May 2005. The remaining $700 million expires in May 2009. The portion expiring in May 2005 is expected to be renewed, replaced or the option to extend the maturity date of the then outstanding debt by one year will be exercised. The credit facilities exist primarily to support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, the Company had $380.7 million in available capacity under these facilities at August 28, 2004. The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the facility agreements) or a competitive bid rate at the option of the Company.

Commercial paper and other short-term borrowings are classified as long-term, as the Company has the ability and intent to refinance them on a long-term basis.

On October 16, 2002, the Company issued $300 million of 5.875% Senior Notes that mature in October 2012, with interest payable semi-annually on April 15 and October 15. A portion of the proceeds from these Senior Notes was used to prepay a $115 million unsecured bank term loan due December 2003, to repay a portion of the Company's outstanding commercial paper borrowings, and to settle interest rate hedges associated with the issuance and repayment of the related debt securities. On June 3, 2003, the Company issued $200 million of 4.375% Senior Notes. These Senior Notes mature in June 2013, and interest is payable semi-annually on June 1 and December 1. The proceeds were used to repay a portion of the Company's outstanding commercial paper borrowings, to prepay $100 million of the $350 million unsecured bank loan due November 2004, and to settle interest rate hedges associated with the issuance of the debt securities.

As of August 30, 2003, "Other" long-term debt included approximately $30 million related to the Company's synthetic leases, with expiration dates in fiscal 2006, for a small number of its domestic stores. At August 30, 2003, the Company recognized the obligations under the lease facility and increased its property and long-term debt balances on its balance sheet by approximately $30 million. All obligations related to the synthetic leases were settled during fiscal 2004.

During November 2003, the Company issued $300 million of 5.5% Senior Notes due November 2015 and $200 million of 4.75% Senior Notes due November 2010. Interest under both notes is payable in May and November of each year. Proceeds were used to repay a $250 million bank term loan, $150 million in 6% Senior Notes and to reduce commercial paper borrowings. During November 2003, the Company settled all then outstanding interest rate hedge instruments, including interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

On August 17, 2004, the Company filed a shelf registration with the Securities and Exchange Commission that allows the Company to sell up to $300 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. All debt under this registration statement is planned to be issued in the first quarter of fiscal 2005. Based on this planned debt issuance, on March 31, 2004, the Company entered into a five-year forward-starting interest rate swap with a notional amount of $300 million with a settlement and an effective date in October 2004. The fair value of this swap was $4.6 million at August 28, 2004, and is reflected as a component of other assets.

The Company agreed to observe certain covenants under the terms of its borrowing agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage. All of the repayment obligations under the Company's borrowing agreements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. Additionally, the repayment obligations may be accelerated if AutoZone experiences a change in control (as defined in the agreements) of AutoZone or its Board of Directors. As of August 28, 2004, the Company was in compliance with all covenants and expects to remain in compliance with all covenants.

All of the Company's debt is unsecured, except for $6.9 million, which is collateralized by property. Scheduled maturities of long-term debt are as follows:

Fiscal Year	Amount *(in thousands)*
2005	$ 525,100
2006	152,750
2007	1,400
2008	190,000
2009	—
Thereafter	1,000,000
	$1,869,250

The maturities for fiscal 2005 are classified as long-term as the Company has the ability and intention to refinance them on a long-term basis.

The fair value of the Company's debt was estimated at $1.88 billion as of August 28, 2004, and $1.57 billion as of August 30, 2003, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same remaining maturities. Such fair value is greater than the carrying value of debt by $11.1 million at August 28, 2004 and by $27.3 million at August 30, 2003.

Note F—Interest Expense

Net interest expense for each of the last three fiscal years consisted of the following:

(in thousands)	Year Ended August 28, 2004	August 30, 2003	August 31, 2002
Interest expense	**$93,831**	$86,635	$80,466
Interest income	**(214)**	(1,054)	(169)
Capitalized interest	**(813)**	(791)	(437)
	$92,804	$84,790	$79,860

Note G—Stock Repurchase Program

As of August 28, 2004, the Board of Directors had authorized the Company to repurchase up to $3.9 billion of common stock in the open market. Such authorization includes the additional $600 million that was approved by the Board of Directors on March 17, 2004. From January 1998 to August 28, 2004, the Company has repurchased a total of 82.2 million shares at an aggregate cost of $3.675 billion.

Note H—Employee Stock Plans

The Company has granted options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options become exercisable in a one- to seven-year period, and expire ten years after the grant date. See Note A for additional information regarding the Company's stock option plans.

A summary of outstanding stock options is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding August 25, 2001	8,456,177	$26.33
Granted	1,134,064	46.88
Exercised	(2,621,247)	25.26
Canceled	(684,435)	29.50
Outstanding August 31, 2002	6,284,559	30.09
Granted	1,475,922	71.55
Exercised	(1,763,940)	27.79
Canceled	(714,840)	32.00
Outstanding August 30, 2003	5,281,701	42.14
Granted	1,161,597	88.99
Exercised	(1,118,797)	32.16
Canceled	(312,795)	53.92
Outstanding August 28, 2004	**5,011,706**	**$ 54.42**

The following table summarizes information about stock options outstanding at August 28, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price
$ 4.86–$26.14	1,239,740	$24.49	5.12	721,447	$24.49
$26.38–$43.90	1,291,955	36.38	5.50	671,285	34.47
$45.53–$69.71	127,082	62.86	7.36	66,750	61.10
$71.12–$71.12	1,151,397	71.12	8.03	233,610	71.12
$71.18–$91.34	1,201,532	87.82	8.97	24,600	77.99
$ 4.86–$91.34	5,011,706	$54.42	6.87	1,717,692	$36.92

Options to purchase 1.7 million shares at August 28, 2004, 1.5 million shares at August 30, 2003, and 2.1 million shares at August 31, 2002, were exercisable. Shares reserved for future grants were 3.1 million at August 28, 2004.

The Company also has an employee stock purchase plan, qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 66,572 shares were sold to employees in fiscal 2004, 84,310 shares were sold in fiscal 2003, and 112,922 were sold in fiscal 2002. The Company repurchased, at fair value, 102,084 shares in fiscal 2004, 134,972 shares in fiscal 2003, and 260,805 shares in fiscal 2002 from employees electing to sell their stock. At August 28, 2004, 535,682 shares of common stock were reserved for future issuance under this plan.

The Amended and Restated Executive Stock Purchase Plan permits senior Company executives to purchase common stock up to 25 percent of their annual salary and bonus after the limits under the employee stock purchase plan have been exceeded. Purchases under this plan were 11,005 shares in fiscal 2004 and 18,524 shares in fiscal 2003. At August 28, 2004, 270,471 shares of common stock were reserved for future issuance under this plan.

Under the AutoZone, Inc. 2003 Director Compensation Plan, a non-employee director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in common stock or may be deferred in units with value equivalent to the value of shares of common stock as of the grant date. At August 28, 2004, 94,204 shares of common stock were reserved for future issuance under this plan.

Under the AutoZone, Inc. 2003 Director Stock Option Plan, on January 1 of each year, each non-employee director receives an option to purchase 1,500 shares of common stock, and each non-employee director that owns common stock worth at least five times the annual fee paid to each non-employee director on an annual basis will receive an additional option to purchase 1,500 shares of common stock. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants are made at the fair market value as of the grant date. At August 28, 2004, there were 42,902 outstanding options with 355,598 shares of common stock reserved for future issuance under this plan.

Note I—Pension and Savings Plans

Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

The investment strategy for pension plan assets is to utilize a diversified mix of domestic and international equity portfolios, together with other investments, to earn a long-term investment return that meets the Company's pension plan obligations. Active management and alternative investment strategies are utilized within the plan in an effort to minimize risk, while realizing investment returns in excess of market indices. The weighted average asset allocation for our pension plan assets was as follows:

	Current	Target
Domestic equities	51.2%	50.0%
International equities	34.6	30.0
Alternative investments	10.9	13.0
Real estate	3.1	5.0
Cash and cash equivalents	0.2	2.0
	100.0%	100.0%

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company made no contributions to the plans in fiscal 2004 and contributed $6.3 million to the plans in fiscal 2003. No contributions are expected to be required or made during fiscal 2005. A change in interest rates or expected return on plan assets may result in a cash funding requirement in fiscal 2006 or beyond. The measurement date for the Company's defined benefit pension plan was May 31 of each fiscal year.

The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements:

(in thousands)	**August 28, 2004**	August 30, 2003
Change in benefit obligation:		
Benefit obligation at beginning of year	**$136,077**	$117,005
Service cost	**—**	4,823
Interest cost	**8,114**	6,214
Actuarial (gains) losses	**(13,070)**	39,518
Plan amendments	**—**	(29,813)
Benefits paid	**(2,738)**	(1,670)
Benefit obligation at end of year	**128,383**	136,077
Change in plan assets:		
Fair value of plan assets at beginning of year	**86,737**	83,306
Actual return (loss) on plan assets	**19,157**	(603)
Company contributions	**—**	6,293
Benefits paid	**(2,738)**	(1,670)
Administrative expenses	**(795)**	(589)
Fair value of plan assets at end of year	**102,361**	86,737
Reconciliation of funded status:		
Underfunded status of the plans	**(26,022)**	(49,340)
Unrecognized net actuarial losses	**20,690**	49,622
Unamortized prior service cost	**(1,166)**	(1,811)
Accrued benefit cost	**$ (6,498)**	$ (1,529)
Recognized defined benefit pension liability:		
Accrued benefit liability	**$ (26,022)**	$(49,340)
Accumulated other comprehensive income	**19,524**	47,811
Net liability recognized	**$ (6,498)**	$ (1,529)

	Year Ended		
(in thousands)	**August 28, 2004**	August 30, 2003	August 31, 2002
Components of net periodic benefit cost:			
Service cost	**$ —**	$ 4,823	$13,500
Interest cost	**8,114**	6,214	6,861
Expected return on plan assets	**(6,871)**	(6,609)	(6,255)
Amortization of prior service cost	**(645)**	(575)	(568)
Recognized net actuarial losses	**4,371**	—	1,030
Curtailment gain	**—**	(107)	—
Net periodic benefit cost	**$ 4,969**	$ 3,746	$14,568

The actuarial assumptions were as follows:

	2004	2003	2002
Weighted average discount rate	**6.50%**	6.00%	7.25%
Expected long-term rate of return on assets	**8.00%**	8.00%	8.00%

As the plan benefits were frozen as of December 31, 2002, increases in future compensation levels no longer impact the calculation. In fiscal years 2003 and 2002, the assumed increases in future compensation levels were generally age weighted rates from 5–10% after the first two years of service using 15% for year one and 12% for year two. The expected long-term rate of return on plan assets is based on the historical relationships between the investment classes and the economical capital market environments, updated for current conditions. Prior service cost is amortized over the estimated average remaining service lives of the plan participants and the unrecognized actuarial loss is amortized over the remaining service period of 7.96 years at August 28, 2004.

Actual benefit payments may vary significantly from the following estimates. Based on current assumptions about future events, benefit payments are expected to be paid as follows for each of the following plan years:

Plan Year Ending December 31	Amount *(in thousands)*
2004	$ 2,143
2005	2,524
2006	2,945
2007	3,467
2008	4,046
2009–2013	28,294

On January 1, 2003, the Company introduced an enhanced defined contribution plan ("401(k) plan") pursuant to Section 401(k) of the Internal Revenue Code that replaced the previous 401(k) plan. The 401(k) plan covers substantially all employees that meet the plan's service requirements. The new plan features include increased Company matching contributions, immediate 100% vesting of Company contributions and an increased savings option to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board of Directors. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $8.8 million in fiscal 2004, $4.5 million in fiscal year 2003 and $1.4 million in fiscal year 2002.

Note J—Leases

Some of the Company's retail stores, distribution centers and equipment are leased. Most of these leases include renewal options, at the Company's election, and some include options to purchase and provisions for percentage rent based on sales.

Rental expense was $116.9 million in fiscal 2004, $110.7 million in fiscal 2003 and $99.0 million in fiscal 2002. Percentage rentals were insignificant.

Minimum annual rental commitments under non-cancelable operating leases were as follows at the end of fiscal 2004 (in thousands):

Fiscal Year	Amount
2005	$130,115
2006	119,846
2007	101,316
2008	81,675
2009	61,565
Thereafter	353,366
Total minimum payments required	$847,883

In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 28, 2004 of $30.1 million is included in the above table, but the obligation is entirely offset by the sublease rental agreement.

Note K—Restructuring and Closed Store Obligations

In fiscal 2001, the Company recorded restructuring and impairment charges of $156.8 million related to the planned closure of 51 domestic auto parts stores and the disposal of real estate projects in process and excess properties. In fiscal 2002, these stores were closed, and sales of certain excess properties resulted in gains of approximately $2.6 million. During fiscal 2002, all remaining excess properties were reevaluated. At that time, it was determined that several properties could be developed. This resulted in the reversal of accrued lease obligations totaling $6.4 million. It was also determined that additional write-downs totaling $9.0 million were needed to state remaining excess properties at fair value. AutoZone recognized gains of $4.8 million in fiscal 2004 and $4.6 million in fiscal 2003 as a result of the development, negotiated lease buy-out or disposition of properties associated with the restructuring and impairment charges in fiscal 2001.

In December 2001, TruckPro was sold to a group of investors for cash proceeds of $25.7 million and a promissory note. The Company had deferred a gain of $3.6 million related to the sale due to uncertainties associated with the realization of the gain. During fiscal 2003, the note (with a face value of $4.5 million) was repaid to the Company and certain liabilities were settled. As a result, a total gain of $4.7 million was recognized into income during fiscal 2003.

From time to time the Company will close under-performing leased stores. The remaining minimum lease obligations and other carrying costs of these properties are accrued upon the store closing. The following table presents a summary of the closed store obligations segmented by those obligations originating from the 2001 restructuring and all other store closings:

(in thousands)	Restructuring	All Other	Total
Balance at August 31, 2002	$18,140	$34,332	$52,472
Cash outlays/adjustments	5,664	19,970	25,634
Balance at August 30, 2003	12,476	14,362	26,838
Cash outlays/adjustments	10,276	5,376	15,652
Balance at August 28, 2004	**$ 2,200**	**$ 8,986**	**$ 11,186**

Note L—Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $26.4 million at August 28, 2004.

The Company currently, and from time to time, is involved in various legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

The Company is self-insured for workers' compensation, automobile, general and product liability and property losses. Beginning in fiscal 2004, a portion of these self-insured losses are managed through a wholly-owned insurance captive. The captive's assets and liabilities are included, net of intercompany eliminations, in the consolidated financial statements at August 28, 2004. The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels for stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

The Company had $97.2 million in outstanding letters of credit and $10.8 million in surety bonds as of August 28, 2004, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with them as the underlying liabilities are already reflected in our balance sheet. The letters of credit and surety bonds arrangements have automatic renewal clauses.

Note M—Segment Reporting

The Company manages its business on the basis of one reportable segment. See Note A for a brief description of the Company's business. As of August 28, 2004, the majority of the Company's operations were located within the United States. Other operations include ALLDATA and the Mexico locations, each of which comprises less than 3 percent of consolidated net sales, net income and total assets. The following data is presented in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

	Year Ended		
(in thousands)	**August 28, 2004**	August 30, 2003	August 31, 2002
Primary business focus:			
U.S. Retail	**$4,727,402**	$4,638,361	$4,621,234
Commercial	**740,480**	670,010	531,776
Other	**169,143**	148,752	172,500
Net sales	**$5,637,025**	$5,457,123	$5,325,510

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AutoZone, Inc.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 28, 2004 and August 30, 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended August 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. as of August 28, 2004 and August 30, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 28, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A, "Vendor Allowances and Advertising Costs," to the consolidated financial statements, in fiscal 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor."

Memphis, Tennessee
September 21, 2004

Ernst & Young LLP

Management is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements of the Company and its subsidiaries. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the best estimates and judgments of management. Management also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements. The report of the independent registered public accounting firm, Ernst & Young LLP, based upon their audits of the consolidated financial statements, is contained in this Annual Report.

The Audit Committee of our Company's Board of Directors, composed solely of independent directors, regularly meets with Ernst & Young, management and internal auditors to discuss auditing and financial reporting matters and the system of internal control. The Committee also meets regularly with Ernst & Young and the internal auditors without management present to discuss any matters that may require attention.

Management maintains a system of internal control over financial reporting that provides reasonable assurance, at an appropriate cost-benefit relationship, about the reliability of financial reporting. The system contains self-monitoring mechanisms, and is regularly tested by Deloitte & Touche LLP, the Company's internal auditors. Actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations—including the possibility of the circumvention or overriding of controls—and therefore can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.



Steve Odland
Chairman, President, and
Chief Executive Officer
Customer Satisfaction



Michael G. Archbold
Executive Vice President and
Chief Financial Officer
Customer Satisfaction

Officers

Customer Satisfaction

Steve Odland†
Chairman, President, and CEO

Executive Vice Presidents

Michael G. Archbold†
Chief Financial Officer

Michael E. Longo†
Supply Chain, Information Technology, Mexico and Store Development

William C. Rhodes, III†
Stores Operations and Commercial

James A. Shea†
Merchandising and Marketing

Senior Vice Presidents

Bradley W. Bacon†
Store Operations

Harry L. Goldsmith†
General Counsel and Secretary

Stephen C. Handschuh†
Commercial

Lisa R. Kranc†
Marketing

Robert D. Olsen†
Mexico and Store Development

Daisy L. Vanderlinde†
Human Resources and Loss Prevention

†Required to file under Section 16 of the Securities Exchange Act of 1934.

Vice Presidents

L. Dan Barzel
Merchandising

Jon A. Bascom
Information Technology

Rebecca W. Ballou
Assistant General Counsel and Assistant Secretary

B. Craig Blackwell
Operations

Kenneth L. Brame
Chief Information Officer

Timothy W. Briggs
Organization Development

Michael T. Broderick
Operations

James A. Cook III
Treasurer

Brett D. Easley
Merchandise Pricing and Analysis

William R. Edwards II
Merchandising

James A. Etzkorn
Information Technology

Mark A. Finestone
Merchandising

Wm. David Gilmore
Store Development

Eric S. Gould
Merchandising

Lauryce Graves
Merchandising

William W. Graves
Supply Chain

Tricia K. Greenberger
Replenishment

William R. Hackney
Operations

Larry J. Hardy
Tax

Jeffery W. Lagges
ALLDATA

Jose E. Marrero
Marketing

Richard McDuffie
Supply Chain

Thomas Newbern
Operations

Charlie Pleas III†
Controller

Elizabeth Rabun
Loss Prevention

Anthony Dean Rose, Jr.
Advertising

Michael L. Shadrach
Strategic Planning and New Business Development

Richard C. Smith
Operations

Dennis P. Tolivar, Sr.
Operations

Scott A. Webb
Merchandising

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
(800) 446-2617
(781) 575-2723
http://www.equiserve.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 8:30 a.m., CST, on December 16, 2004, at the J. R. Hyde, III Store Support Center, 123 South Front Street, Memphis, Tennessee.

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young LLP
Memphis, Tennessee

Store Support Center

123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500

AutoZone Web Sites

Investor Relations: http://www.autozoneinc.com
Company Web Site: http://www.autozone.com

Form 10-K/Quarterly Reports

Stockholders may obtain free of charge a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting Investor Relations, P.O. Box 2198, Memphis, Tennessee 38101; e-mailing investor.relations@autozone.com or phoning (901) 495-7185.

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at http://www.sec.gov.

Stockholders of Record

As of August 28, 2004, there were 3,401 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.

Board of Directors

Charles M. Elson (3*)
Edgar S. Woolard Jr.
Professor of Corporate Governance
University of Delaware

Earl G. Graves, Jr. (1, 3)
President and COO
Earl G. Graves Publishing

Dr. N. Gerry House (2)
President and CEO
Institute for Student Achievement

J. R. Hyde, III
Chairman
GTx, Inc.

Edward S. Lampert (2*)
Chairman and CEO
ESL Investments, Inc.

W. Andrew McKenna (1, 2)
Private Investor

Steve Odland
Chairman, President, and CEO

James J. Postl (1*)
Retired President and CEO
Pennzoil-Quaker State Company

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
* Committee Chair


Charles Elson


Butch Graves


Gerry House


Pitt Hyde


Eddie Lampert


Andy McKenna


Steve Odland


Jim Postl

On October 5, 2004, AutoZone's founder and board member, Pitt Hyde, was inducted into the Automotive Hall of Fame in Dearborn, Michigan. Pitt not only revolutionized the automotive aftermarket, he has contributed greatly to the city of Memphis. We are forever indebted to him for his leadership and congratulate him on this outstanding honor.


AUTOMOTIVE HALL OF FAME

AutoZone is one of the true American success stories and one of the best companies based on return on invested capital in the country. It is an honor to share this Annual Report update with you, our customers, AutoZoners, and shareholders and to allow us to celebrate our 25 years of success with all of you! And, the best is yet to come.

Designed by Curran & Connors, Inc. / www.curran-connors.com





123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500
www.autozone.com